Filed Pursuant to Rule 424(b)(5)
Registration No. 333-145665

PROSPECTUS SUPPLEMENT	Issued May 6, 2010
(To Prospectus dated October 19, 2007)

6,000,000 Shares

COMMON STOCK

Oclaro, Inc. is offering 6,000,000 shares of its common stock.

Our common stock is listed on The Nasdaq Global Market under the symbol “OCLR.” On April 29, 2010, we effected a 1-for-5 reverse split of our common stock. As a result, our common stock is temporarily trading under the symbol “OCLRD” until on or about May 28, 2010. On May 6, 2010, the closing sale price of our common stock as reported on The Nasdaq Global Market was $12.68 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-8.

PRICE $12.00 A SHARE

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Company

Per Share	$12.00	$0.66	$11.34
Total	$72,000,000	$3,960,000	$68,040,000

We have granted the underwriters the right to purchase up to 900,000 additional shares of our common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about May 12, 2010.

MORGAN STANLEY	CITI

FOROS	THOMAS WEISEL PARTNERS LLC

May 6, 2010

Prospectus Supplement

Prospectus

This prospectus supplement updates information in the prospectus dated October 19, 2007. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by or incorporated by reference in this prospectus supplement supersedes information contained in the prospectus.

This prospectus supplement incorporates by reference important information. You should read the information incorporated by reference in this prospectus supplement before deciding to invest in shares of our common stock and you may obtain this information incorporated by reference without charge by following the instructions under “Where You Can Find More Information” appearing below. All references in this prospectus supplement to “Oclaro,” the “Company,” “we,” “us” and “our” refer to Oclaro, Inc. and its consolidated subsidiaries.

On April 29, 2010, we effected a 1-for-5 reverse split of our common stock. Unless otherwise indicated, all share numbers and per share data in this prospectus supplement have been adjusted to give effect to the reverse split of our common stock.

You should rely only on the information contained or incorporated by reference in this prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus supplement is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

Oclaro is a trademark of Oclaro, Inc. All other trademarks, trade names and service marks included in this prospectus supplement are the property of their respective owners.

SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement, and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. This summary is qualified in its entirety by the more detailed information appearing elsewhere in or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the information incorporated by reference in this prospectus supplement, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page S-8.

OCLARO, INC.

Overview of Oclaro

We are a leading provider of high-performance core optical network components, modules and subsystems to global telecom equipment manufacturers. We leverage our proprietary core technologies and vertically integrated product development to provide our customers with cost-effective and innovative optical solutions in metro and long-haul network applications. In addition, we utilize our optical expertise to address new and emerging optical product opportunities in selective non-telecom markets, such as materials processing, consumer, medical, industrial, printing and biotechnology, which we refer to as our Advanced Photonics Solutions business. We offer our customers a differentiated solution that is designed to make it easier for our customers to do business by combining optical technology innovation, photonic integration, and a vertical approach to manufacturing and product development. Our customers include Huawei, Alcatel-Lucent, Ciena (including certain assets of the former Metro Ethernet Network (MEN) division of Nortel), Tellabs, Infinera, Cisco, ADVA, Fujitsu, ZTE, NEC, Nokia-Siemens Networks and Ericsson. For the fiscal quarter ended April 3, 2010, our revenues were $101.2 million, an 8% increase from the fiscal quarter ended January 2, 2010 and a 30% increase from the fiscal quarter ended June 27, 2009 (on a pro forma basis including the results of Avanex Corporation (Avanex) for the entire fiscal quarter) during which we closed our merger with Avanex.

Our Business Segments

Telecom.  Our Telecom segment targets telecom equipment manufacturers that integrate our optical technology into the systems they offer to the telecommunications carriers that are building, upgrading and operating high-performance optical networks. Telecom carriers are increasingly demanding greater levels of network capacity from their telecom equipment suppliers, our customers, in order to meet their rapidly growing network bandwidth requirements. We believe that the trend toward an increase in demand for optical solutions, which increases network capacity, is in response to growing bandwidth demand driven by increased transmission of video, voice and data over optical communication networks, and by a need among network carriers to decrease the total cost of ownership of their networks. The rapid development of network infrastructure underway in developing countries is also driving growth in demand for optical solutions. We are a leading supplier of core optical network technology to leading telecom equipment companies worldwide. We believe our three largest customers by revenue for the fourth calendar quarter of 2009, Huawei, Alcatel-Lucent and Ciena (including certain assets of the former MEN division of Nortel), had the three largest market shares in the Dense Wavelength Division Multiplexing optical telecommunications markets.

We design, manufacture and market optical components, modules and subsystems that generate, detect, amplify, combine and separate light signals in telecommunications networks. These products include transceivers, transponders, optical amplifiers, Reconfigurable Optical Add Drop Multiplexers and other value-added subsystems. Many of our products enable increased flexibility in optical telecom networks, making the networks more dynamic in nature. These products include tunable lasers and corresponding module level products, wavelength select switching products and tunable dispersion compensation products. Ovum estimates that telecom equipment manufacturers will spend $2.6 billion in 2010 for Dense Wavelength Division Multiplexing modules and subsystems, and optical components, worldwide, growing to $3.9 billion in 2014, representing a 12% compound annual growth rate.

Our Telecom revenues for the fiscal quarter ended April 3, 2010 were $87.0 million, representing 86% of our total revenues and a 27% increase from the fiscal quarter ended June 27, 2009 (on a pro forma basis including the results of Avanex for the entire fiscal quarter).

Advanced Photonic Solutions.  Our Advanced Photonic Solutions segment, or APS, is focused on the design, manufacture, marketing and sale of optics and photonics solutions for non-telecom markets including material processing, consumer, medical, industrial, printing and biotechnology. Increasingly, customers outside of the telecom market are recognizing the value of optical technology to their products and end markets. We believe that the proliferation of optical technology into new and emerging markets and our ability to be a viable supplier of differentiated technologies to larger vertically integrated laser systems companies serving these markets helps drive the growth our Advanced Photonics Solutions business. One such example is our selection by Intel Corporation as a strategic supplier of vertical cavity surface emitting lasers, or VCSELs, into their “Light Peak Optical Interconnectivity for Computers Initiative,” a new high-speed optical cable technology designed to connect electronic devices to each other.

Our APS revenues for the fiscal quarter ended April 3, 2010 were $14.1 million, representing 14% of our total revenues and a 50% increase from the fiscal quarter ended June 27, 2009 (on a pro forma basis including the results of Avanex for the entire fiscal quarter).

Competitive Differentiation

We believe that the following competitive strengths have allowed us to establish our position as a leading provider of core optical network components, modules and subsystems:

•	Customer Ease of Use. We believe that providing innovative solutions to enhance our customers’ ease of doing business is critical to success, and this is at the core of our strategy. This includes exhibiting high standards of flexibility and quality and the ability to provide products ranging from standard components to advanced subsystems designed in partnership with our customers. We are a leading supplier of optical products at the component level, including tunable lasers, pump lasers, modulators and receivers, and we are also a leading supplier of products at the module and subsystem levels, including transceivers, transponders, amplifiers and controlled subsystems. Our IP leadership and vertically integrated manufacturing strategy enable us to deliver high performance, competitive solutions.

•	Optical Technology Leadership. We have extensive expertise in optical technologies including optoelectronic semiconductors, electronics design, firmware and software capabilities. We have over 1,000 patents issued and our IP base represents significant investment in the optical industry over the past 20 years. We believe our commitment to the optical industry and our IP and know-how represents a differentiated value proposition for our customers. We believe that we are positioned as the number one or number two supplier in the metro and long-haul markets.

•	Leading Photonic Integration Capabilities. Photonic integration, which is the combination of multiple functions or devices in one package or on one chip, is an important source of differentiation. Our wafer fabrication facilities and process technologies position us to be a leader in delivering photonic integration. We believe that photonic integration will enable us to capture additional value in the optical network supply chain as customers demand increasing product integration and complexity to build the next generation network.

•	Vertically Integrated Manufacturing Approach. We operate three optical wafer fabrication facilities as well as a low-cost back end assembly and test facility in China. Our vertical integration enables us to support and control all phases of the development and manufacturing process from chip creation to component design to module and subsystem production. We believe that our wafer fabrication facilities position us to introduce product innovations delivering optical network cost and performance advantages to our customers. We believe that our in-house control of this complete product lifecycle process enables us to respond more quickly to changing customer requirements, allowing our customers to reduce the time it takes them to deliver products to market. Furthermore, our ability to deliver innovative technologies in a variety of form factors, ranging from chip level to module level to subsystem level, allows us to address the needs of a broad base of potential customers regardless of their desired level of product integration or complexity.

•	Proven Ability to Expand into Other Optical Markets. We leverage our core optical expertise to enter attractive optical markets outside of telecom. We have become a leading merchant supplier of laser diodes, serving markets such as manufacturing, printing, medical and consumer and that we have become a viable supplier of differentiated technologies to larger vertically integrated laser systems companies serving these markets. This business leverages our telecom optical expertise, allows us to increase fab utilization and provides revenue diversification.

Business Strategy

In order to maintain our position as a leading provider of core optical network components, modules and subsystems, we are continuing to pursue the following business strategies:

•	Maintain Focus on Core Optical Network. We are positioned as a key strategic supplier to the major telecommunications equipment companies and intend to continue to focus on enabling our customers to build equipment for the implementation of next generation core optical networks. Our optical IP and development expertise provides us with optical network insights that enable us to partner with our customers to continue to innovate optical solutions. We plan to continue to work with our customers to develop key technologies and expand our product offerings across the optical network.

•	Expand Position with Tier One Customers Through Technology Innovation and Manufacturing Flexibility. We believe we are a market leader in the market segments we address. Our combination of technology innovation and manufacturing flexibility enable us to deliver low-latency, high-performance products to our customers. We believe our customer-centric strategy will enable us to continue to gain share in our markets by innovating in partnership with our customers and delivering cost-effective solutions to them.

•	Extend Core Optical Product Differentiation. We plan to continue to invest in optical innovation in order to power the infrastructure required to serve the rapidly growing demand for bandwidth. Our photonic integration capability enables additional functionality of our products and we plan to continue to leverage this advantage to advance optical technology in the network. We also plan to evaluate acquisitions of and investments in complementary businesses, products or technologies in order to continuously improve our solution for customers.

•	Match Global Engineering and Manufacturing Resources with Customer Demands. We believe our global engineering and manufacturing infrastructure enables us to deliver cost-effective solutions for our customers. We plan to continue to manage our manufacturing infrastructure in order to effectively meet customer demand for high-performance products and rapid time to market. We believe the scale of our manufacturing infrastructure will enable our margins to increase as our revenue grows due to limited incremental cost required to meet increasing demand. We also supplement our facilities with the use of contract manufacturers on a selective basis, enabling us to dynamically manage our production in the face of varying customer demand.

•	Leverage Optical Expertise to Address Other Optical Market Opportunities. We plan to continue to enter adjacent markets with our Advanced Photonics Solutions division in order to leverage our optical expertise and our manufacturing infrastructure.

•	Consider the Use of Strategic Investment and Acquisitions to Maintain Optical Leadership Position. Our industry has historically been fragmented and characterized by large numbers of competitors. In addition to our internal development capabilities, we intend to continue to consider the use of acquisitions as a means to enhance our scale, obtain critical technologies, and enter new markets. We have historically expanded our business through acquisitions where we have seen an opportunity to enhance scale, broaden our product offerings, or integrate new technology. For instance, in addition to Oclaro’s formation from the April 27, 2009 merger of Bookham and Avanex, both of these predecessors have also participated in significant past merger and acquisition activities. Bookham’s acquisitions included, in particular, the Nortel Networks Optical Components business in 2002, the Marconi Optical Components business in 2002, and seven other acquisitions between 2003 and 2009. Our most recent acquisition was the purchase of Xtellus, in December 2009, which complemented and expanded our WSS product portfolio.

Recent Developments

Acquisition of Xtellus

On December 17, 2009 we acquired Xtellus Inc., or Xtellus, a leader of advanced Reconfigurable Optical Add Drop Multiplexer technology and dynamic optical modules for agile optical networking systems. Agile optical networks are reconfigurable Dense Wavelength Division Multiplexing networks that are used to provide rapid provisioning and efficient operation of triple-play high-speed Internet, video and telephone services. Pursuant to the terms of the acquisition agreement, we issued 4.7 million shares of our common stock (after giving effect to the reverse stock split) worth $33 million, $7 million of which is being held back for 18 months to support Xtellus’ indemnification obligations to us and which may be payable in cash, or, at our option, in newly issued shares of our common stock, or a combination of cash and stock. In addition, 3.7 million shares of our common stock (after giving effect to the reverse stock split) issued to Xtellus stockholders pursuant to this transaction are subject to sale, transfer and other disposition restrictions. The restrictions lapse on half of such shares six months after the closing date of the transaction and on the remainder of such shares 12 months after the closing date of the transaction. Under the terms of the acquisition agreement, we also provided for a value protection guarantee under which Xtellus stockholders could receive additional consideration subject to both our share price failing to achieve a certain price level at the end of calendar year 2010 and on the Xtellus business achieving certain revenue targets.

Reverse Stock Split

On April 29, 2010, we effected a 1-for-5 reverse split of our common stock. Unless otherwise indicated, all share numbers and per share data in this prospectus supplement have been adjusted to give effect to the reverse stock split. After giving effect to the reverse stock split, there are approximately 42.5 million shares of our common stock outstanding. The closing sale price of our common stock on The Nasdaq Global Market on May 6, 2010 was $12.68.

Corporate Information

We were incorporated in Delaware in June 2004. On September 10, 2004, pursuant to a scheme of arrangement under the laws of the United Kingdom, we became the publicly traded parent company of the Oclaro Technology plc, formerly Bookham Technology plc, group of companies, including Oclaro Technology plc, a public limited company incorporated under the laws of England and Wales whose stock was previously traded on the London Stock Exchange and the Nasdaq National Market under the Bookham name. We are the result of the April 27, 2009 merger of Bookham, Inc., or Bookham, and Avanex Corporation, or Avanex, with Bookham becoming the parent company and changing its name to Oclaro, Inc. upon the close of the merger. Subsequent to the merger, Avanex Corporation changed its name to Oclaro (North America), Inc.

Our principal executive offices are located at 2584 Junction Avenue, San Jose, California 95134, and our telephone number at that location is (408) 383-1400.

THE OFFERING

Common stock offered by Oclaro	6,000,000 shares

Over-allotment option	900,000 shares

Common stock outstanding before this offering	42,488,207 shares

Common stock to be outstanding after this offering	48,488,207 shares (49,388,207 shares if the underwriters exercise their over-allotment option in full)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $67.0 million (or approximately $77.2 million if the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, including working capital. We may use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies.

Dividend policy	We do not intend to pay dividends on our common stock. See “Dividend Policy.”

Risk factors	You should read the information under the heading “Risk Factors” in this prospectus supplement for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

Nasdaq Global Market symbol	Our common stock trades under the symbol “OCLR”. On April 29, 2010, we effected a 1-for-5 reverse split of our common stock. As a result, our common stock is temporarily trading under the symbol “OCLRD” until on or about May 28, 2010.

Unless otherwise indicated, all information in this prospectus supplement relating to outstanding shares of our common stock is as of April 3, 2010 and excludes the following:

•	3,270,656 shares of common stock issuable upon exercise of options outstanding at April 3, 2010 under our stock option plans, with a weighted average exercise price of $9.15 per share;

•	753,758 shares of common stock issuable upon exercise of restricted stock units outstanding at April 3, 2010 under our stock plans;

•	1,615,935 shares of common stock reserved for issuance upon exercise of warrants outstanding at April 3, 2010, with a weighted average exercise price of $19.05 per share; and

•	100,000 shares of common stock reserved for issuance under our 2004 Employee Stock Purchase Plan as of April 3, 2010 and a total of 1,069,900 shares of common stock reserved for issuance under our stock option plans.

Unless otherwise indicated, all information in this prospectus supplement assumes the underwriters’ over-allotment option is not exercised.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial data in conjunction with our annual consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended June 27, 2009, which we filed with the SEC on September 4, 2009, or the 10-K Report, which are incorporated herein by reference, and our interim condensed consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our quarterly report on Form 10-Q for the fiscal quarter ended April 3, 2010, which we filed with the SEC on May 4, 2010, or the Form 10-Q Report, which are incorporated herein by reference. The statement of operations data set forth below for the fiscal years ended June 27, 2009, June 28, 2008 and June 30, 2007 and the balance sheet data as of June 27, 2009 are derived from, and are qualified by reference to, our audited annual consolidated financial statements included in the 10-K Report. The statement of operations data for the nine-month periods ended April 3, 2010 and March 28, 2009 and the balance sheet data as of April 3, 2010 are derived from, and are qualified by reference to, our unaudited interim condensed consolidated financial statements included in the 10-Q Report. The results of operations for the nine months ended April 3, 2010 are not necessarily indicative of the results that may be expected for the full fiscal year ending July 3, 2010, or any other future period. On April 29, 2010, we effected a 1-for-5 reverse split of our common stock. All share and per share amounts presented below are reflected on a post-split basis.

	Nine Months Ended		Fiscal Year Ended
	April 3,	March 28,	June 27,	June 28,	June 30,
	2010	2009	2009	2008	2007
	(unaudited)
	(in thousands, except per share data)

Statement of Operations Data:
Revenues	$279,836	$144,046	$210,923	$202,663	$171,183
Cost of revenues	205,156	114,129	164,425	161,902	154,700

Gross profit	74,680	29,917	46,498	40,761	16,483

Operating expenses:
Research and development	29,977	17,875	26,147	28,608	39,127
Selling, general and administrative	42,249	24,240	34,899	40,948	40,582
Amortization of intangible assets	597	429	487	3,510	7,712
Restructuring and severance charges	6,149	1,669	6,826	3,033	10,230
Legal settlements	—	3,829	3,829	(2,882)	—
Impairment of goodwill and other intangible assets	—	9,113	9,133	—	—
Impairment of other long-lived assets	—	—	—	—	1,621
Gain on sale of property and equipment	(502)	(8)	(12)	(2,562)	(2,918)

Total operating expenses	78,470	57,167	81,309	70,655	96,354

Operating (loss)	(3,790)	(27,250)	(34,811)	(29,894)	(79,871)
Other income (expense):
Interest income	36	522	575	1,261	987
Interest expense	(255)	(433)	(543)	(682)	(579)
Gain (loss) on foreign exchange	311	15,764	11,094	6,059	(2,878)
Other income (expense)	5,295	(700)	(685)	—	—

Total other income (expense)	5,387	15,153	10,441	6,638	(2,470)

Income (loss) from continuing operations before income taxes	1,597	(12,097)	(24,370)	(23,256)	(82,341)
Income tax provision (benefit)	1,246	(7)	1,399	5	109

Income (loss) from continuing operations	351	(12,090)	(25,769)	(23,261)	(82,450)
Income (loss) from discontinued operations	1,420	(5,459)	(6,387)	(179)	275

Net income (loss)	$1,771	$(17,549)	$(32,156)	$(23,440)	$(82,175)

Basic net income (loss) per share:
Income (loss) per share from continuing operations	$0.01	$(0.61)	$(1.12)	$(1.25)	$(5.86)
Income (loss) per share from discontinued operations	$0.04	$(0.27)	$(0.28)	$(0.01)	$0.02

Net income (loss) per share	$0.05	$(0.88)	$(1.40)	$(1.26)	$(5.84)

Diluted net income (loss) per share:
Income (loss) per share from continuing operations	$0.01	$(0.61)	$(1.12)	$(1.25)	$(5.86)
Income (loss) per share from discontinued operations	$0.03	$(0.27)	$(0.28)	$(0.01)	$0.02

Net income (loss) per share	$0.04	$(0.88)	$(1.40)	$(1.26)	$(5.84)

Shares used in computing net income (loss) per share:
Basic	38,752	20,056	22,969	18,620	14,067

Diluted	40,331	20,056	22,969	18,620	14,067

	Actual		As Adjusted(1)
	April 3, 2010	June 27, 2009	April 3, 2010
	(in thousands)

Balance Sheet Data:
Total current assets	$206,189	$198,314	$273,229
Working capital	120,524	125,327	187,564
Total assets	277,329	233,388	344,369
Total current liabilities	85,665	72,987	85,665
Total liabilities	108,366	92,998	108,366
Total stockholders’ equity	168,963	140,390	236,003
Total liabilities and stockholders’ equity	277,329	233,388	344,369

(1)	On an as adjusted basis to reflect our sale of the 6,000,000 shares of common stock offered by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and our receipt and application of the net proceeds.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below in addition to the other information included or incorporated by reference in this prospectus supplement. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall and you could lose all or part of your investment.

Risks Related to Our Business

We have a history of large operating losses and we may not be able to achieve profitability in the future.

We have historically incurred losses and negative cash flows from operations since our inception. As of April 3, 2010, we had an accumulated deficit of $1,090 million. Our income from continuing operations for the nine months ended April 3, 2010 was $0.4 million. Our losses from continuing operations for the fiscal years ended June 27, 2009, June 28, 2008 and June 30, 2007 were $25.8 million, $23.3 million and $82.5 million, respectively. We may not be able to achieve profitability in any future periods. If we are unable to do so, we may need additional financing, which may not be available to us on commercially acceptable terms or at all, to execute on our current or future business strategies.

We may not be able to maintain current levels of gross margins.

We may not be able to maintain or improve our gross margins, to the extent that current economic uncertainty, changes in customer demand or other factors, affects our overall revenue, and we are unable to adjust our expenses as necessary. We attempt, in any event, to reduce our product costs and improve our product mix to offset price erosion expected in most product categories. Our gross margins can also be adversely impacted for reasons including, but not limited to, unfavorable production variances, increases in costs of input parts and materials, the timing of movements in our inventory balances, warranty costs and related returns, and possible exposure to inventory valuation reserves. Any failure to maintain, or improve, our gross margins will adversely affect our financial results, including our goal to achieve sustainable cash flow positive operations.

Our business and results of operations may be negatively impacted by general economic and financial market conditions and such conditions may increase the other risks that affect our business.

Over the past 18 to 24 months, the world’s financial markets have experienced significant turmoil, resulting in reductions in available credit, increased costs of credit, extreme volatility in security prices, potential changes to existing credit terms, rating downgrades of investments and reduced valuations of securities generally. In light of these economic conditions, many of our customers reduced their spending plans, leading them to draw down their existing inventory and reduce orders for optical components. While we have seen a short-term improvement in customer demand, and improvements in the economic conditions contributing to that improved customer demand, it is possible that economic conditions could experience further setbacks, and that these customers, or others, could as a result significantly reduce their capital expenditures, draw down their inventories, reduce production levels of existing products, defer introduction of new products or place orders and accept delivery for products for which they do not pay us due to their economic difficulties or other reasons. Prior to the recent improvement in customer demand, these actions had, and in future quarters could continue to have, an adverse impact on our own revenues. In addition, the financial downturn affected the financial strength of certain of our customers, and could adversely affect others. In particular, in fiscal year 2009, we issued billings of (i) $4.1 million for products that were shipped to Nortel, but for which payment was not received prior to Nortel’s bankruptcy filing on January 14, 2009, and (ii) $1.3 million for products that were shipped to a contract manufacturer for which payment might not have been received due to the Nortel bankruptcy filing. As a result, an aggregate of $5.4 million in revenue was deferred, and therefore was not recognized as revenues or accounts receivable in our consolidated financial statements at the time of such billings, as we determined that such amounts were not reasonably assured of collectability in accordance with our revenue recognition policy. As of April 3, 2010, the remaining uncollected contractual receivables from Nortel, from prior to its bankruptcy filing, totaled $3.1 million, which are not reflected in our accompanying condensed consolidated balance sheets. In addition, our suppliers may also be adversely affected by economic conditions that may impact their ability to provide important components used in our manufacturing processes on a timely basis, or at all.

These conditions could also result in reduced capital resources because of reduced credit availability, higher costs of credit and the stretching of payables by creditors seeking to preserve their own cash resources. We are unable to predict the likely duration, severity and potential continuation of the recent disruption in financial markets and adverse economic conditions in the U.S. and other countries, but the longer the duration the greater risks we face in operating our business.

Our success will depend on our ability to anticipate and respond to evolving technologies and customer requirements.

The market for telecommunications equipment is characterized by substantial capital investment and diverse and evolving technologies. For example, the market for optical components is currently characterized by a trend toward the adoption of pluggable components and tunable transmitters that do not require the customized interconnections of traditional fixed wavelength “gold box” devices and the increased integration of components on subsystems. Our ability to anticipate and respond to these and other changes in technology, industry standards, customer requirements and product offerings and to develop and introduce new and enhanced products will be significant factors in our ability to succeed. We expect that new technologies will continue to emerge as competition in the telecommunications industry increases and the need for higher and more cost-efficient bandwidth expands. The introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products or products in development uncompetitive from a pricing standpoint, obsolete or unmarketable.

The market for optical components continues to be characterized by excess capacity and intense price competition which has had, and may have, a material adverse effect on our results of operations.

There continues to be excess capacity for many optical components companies, intense price competition among optical component manufacturers and continued consolidation in the industry. As a result of this excess capacity and other industry factors, pricing pressure remains intense. The continued uncertainties in the optical telecommunications systems industry and the global economy make it difficult for us to anticipate revenue levels and therefore to make appropriate estimates and plans relating to cost management. Continued uncertain demand for optical components has had, and may continue to have, a material adverse effect on our results of operations.

We depend on a limited number of customers for a significant percentage of our revenues.

Historically, we have generated most of our revenues from a limited number of customers. Our dependence on a limited number of customers is due to the fact that the optical telecommunications systems industry is dominated by a small number of large companies. These companies in turn depend primarily on a limited number of major telecommunications carrier customers to purchase their products that incorporate our optical components.

For example, in the fiscal years ended June 27, 2009, June 28, 2008 and June 30, 2007, our three largest customers accounted for 38 percent, 38 percent and 49 percent of our net revenues, respectively. Revenues from any of our major customers may fluctuate significantly in the future, which could have an adverse impact on our business and results of operations.

The majority of our long-term customer contracts do not commit customers to specified buying levels, and our customers may decrease, cancel or delay their buying levels at any time with little or no advance notice to us.

The majority of our customers typically purchase our products pursuant to individual purchase orders or contracts that do not contain purchase commitments. Some customers provide us with their expected forecasts for our products several months in advance, but many of these customers may decrease, cancel or delay purchase orders already in place, and the impact of any such actions may be intensified given our dependence on a small number of large customers. If any of our major customers decrease, stop or delay purchasing our products for any reason, our business and results of operations would be harmed. Cancellation or delays of such orders may cause us to fail to achieve our short-term and long-term financial and operating goals and result in excess and obsolete inventory.

We may make acquisitions that do not prove successful.

From time to time we consider acquisitions of other businesses, assets or companies. We may not be able to identify suitable acquisition candidates at prices we consider appropriate. If we do identify an appropriate acquisition candidate, we may not be able to successfully and satisfactorily negotiate the terms of the acquisition. Our management may not be able to effectively implement our acquisition plans and internal growth strategy simultaneously. We are also in an industry that is actively consolidating and there is no guarantee that we will successfully bid against third parties, including competitors, when we identify a critical target we want to acquire.

The integration of acquisitions involves a number of risks and presents financial, managerial and operational challenges. We may have difficulty, and may incur unanticipated expenses related to, integrating management and personnel from these acquired entities with our management and personnel. Our failure to identify, consummate or integrate suitable acquisitions could adversely affect our business and results of operations. We cannot readily predict the timing, size or success of our future acquisitions. Failure to successfully implement our acquisition plans could have a material adverse effect on our business, prospects, financial condition and results of operations. Even successful acquisitions could have the effect of reducing our cash balances, diluting the ownership interests of existing stockholders or increasing our indebtedness. For example, our recent acquisition of Xtellus required an immediate issuance of a significant number of newly issued shares of our common stock and we may be required to issue a significant additional number of newly issued shares of our common stock in connection with the “value protection guarantee” provided to Xtellus shareholders in the acquisition. Acquisitions and divestitures could involve a number of other potential risks to our business, including the following, any of which could harm our business:

•	Unanticipated costs and liabilities and unforeseen accounting charges;

•	Delays and difficulties in delivery of products and services;

•	Failure to effectively integrate or separate management information systems, personnel, research and development, marketing, sales and support operations;

•	Loss of key employees;

•	Economic dilution to gross and operating profit and earnings(loss) per share;

•	Diversion of management’s attention from other business concerns and disruption of our ongoing business;

•	Difficulty in maintaining controls and procedures;

•	Uncertainty on the part of our existing customers, or the customers of an acquired company, about our ability to operate effectively after a transaction, and the potential loss of such customers;

•	Damage to or loss of supply or partnership relationships;

•	Declines in the revenue of the combined company;

•	Failure to realize the potential financial or strategic benefits of the acquisition or divestiture; and

•	Failure to successfully further develop the combined, acquired or remaining technology, resulting in the impairment of amounts recorded as goodwill or other intangible assets.

We may not achieve our strategic objectives, anticipated synergies and cost savings and other expected benefits of our merger with Avanex, our acquisition of the high-power laser diodes business of Newport or our acquisition of Xtellus.

We completed our merger with Avanex on April 27, 2009, our acquisition of the high-power laser diodes business of Newport on July 4, 2009, and our acquisition of Xtellus on December 17, 2009. We expect certain strategic and other financial and operating benefits as a result of these transactions, including, certain cost and performance synergies. However, we cannot predict with certainty which of these benefits, if any, will actually be achieved or the timing of any such benefits.

The following factors, among others, may prevent us from realizing these benefits:

•	the inability to increase product sales;

•	substantial demands on our management as a result of these transactions that may limit their time to attend to other operational, financial, business and strategic issues;

•	difficulty in:

•	the integration of operational, financial and administrative functions and systems to permit effective management, and the lack of control if such integration is not implemented or delayed;

•	demonstrating to our customers that the transactions will not result in adverse changes in client service standards or business focus and helping our customers conduct business easily with us;

•	consolidating and rationalizing corporate information technology, engineering and administrative infrastructures;

•	integrating product offerings;

•	coordinating sales and marketing efforts to effectively communicate our capabilities;

•	coordinating and integrating the manufacturing activities of our acquired businesses, including with respect to third-party manufacturers, and including the establishment of Tucson laser diode related manufacturing processes in our European facilities on a timely basis, or at all, and including executing a ramp of production capacity in South Korea to support the potential revenue demand for the WSS related products of Xtellus;

•	coordinating and integrating supply chains;

•	coordinating and rationalizing research and development activities to enhance introduction of new products and technologies with reduced cost;

•	preserving important relationships of our acquired businesses and resolving potential conflicts between business cultures;

•	coordinating the international activities of our acquired businesses;

•	unexpected liabilities associated with our acquired businesses or unanticipated costs related to the integrations;

•	the effect of tax laws due to increasing complexities of our global operating structure; and

•	employment law or regulations or other limitations in foreign jurisdictions that could have an impact on timing, amounts or costs of achieving expected synergies.

Our integration with Avanex, the high-power laser diode business of Newport and Xtellus has been and will continue be a complex, time-consuming and expensive process. We cannot assure you that we will be able to successfully integrate these businesses in a timely manner, or at all, or that any of the anticipated benefits or our acquisition of these businesses will be realized. Our failure to achieve the strategic objectives of our merger with Avanex, our acquisition of the high-power laser diodes business of Newport and our acquisition of Xtellus could have a material adverse effect on our revenues, expenses and our other operating results and cash resources and could result in us not achieving the anticipated potential benefits of these transactions. In addition, we cannot assure you that the growth rate of the combined company will equal the historical growth rate experienced by Bookham, Avanex, or the high-power laser diodes business of Newport or Xtellus.

Sales of our products could decline if customer relationships are disrupted by our mergers with Avanex and Xtellus or our acquisition of the high-power laser diodes business of Newport.

The customers of Bookham, Avanex, Xtellus and the high-power laser diode business of Newport may not continue their current buying patterns. Any loss of design wins or significant delay or reduction in orders for the telecom, the high-power laser diodes, or the optical modules and components business’ products could harm our business, financial condition and results of operations. Customers may defer purchasing decisions as they evaluate the likelihood of successful integration of our products and our future product strategy, or consider purchasing products of our competitors.

Customers may also seek to modify or terminate existing agreements, or prospective customers may delay entering into new agreements or purchasing our products or may decide not to purchase any products from us. In addition, by increasing the breadth of our business, the transactions may make it more difficult for us to enter into relationships, including customer relationships, with strategic partners, some of whom may view us as a more direct competitor than either Bookham, Avanex, Xtellus or the high-power laser diodes business of Newport as independent companies.

As a result of our recent business combinations, we have become a larger and more geographically diverse organization, and if our management is unable to manage the combined organization efficiently, our operating results will suffer.

As of April 3, 2010, we had 2,819 employees in a total of 15 facilities around the world. As a result, we face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs. Our inability to manage successfully the geographically more diverse (including from a cultural perspective) and substantially larger combined organization could have a material adverse effect on our operating results and, as a result, on the market price of our common stock.

We may not successfully transfer the Tucson, Arizona manufacturing operations we acquired from Newport to our European fabrication facilities and realize the anticipated benefits of the acquisition.

Achieving the potential benefits of our July 4, 2009 acquisition from Newport of the laser diodes manufacturing operations in Tucson, Arizona will depend in substantial part on the successful transfer of those manufacturing operations to our European fabrication facilities. We will face significant challenges in transferring these operations in a timely and efficient manner. Some of the challenges involved in this transfer include:

•	transferring operations will place substantial demands on our management that may limit their time to attend to other operational, financial and strategic issues;

•	it may take longer than anticipated to transfer manufacturing operations from Tucson, Arizona to our European fabs, the results may not deliver desired yields and costs savings and any delay may cause us not to achieve expected synergies from leveraging our existing global manufacturing infrastructure;

•	the costs of transferring manufacturing operations from Tucson, Arizona to our European fabs may exceed our current estimates;

•	delays in qualifying production of the laser diodes in our European fabs could cause disruption to our customers and have an adverse impact on our operating results;

•	we may experience difficulty in the integration of operational, financial and administrative functions and systems to permit effective management, and may experience a lack of control if such integration is not implemented or delayed; and

•	employment law or regulations or other limitations in foreign jurisdictions could have an impact on timing, amounts or costs of achieving expected synergies.

Our products are complex and may take longer to develop than anticipated and we may not recognize revenues from new products until after long field testing and customer acceptance periods.

Many of our new products must be tailored to customer specifications. As a result, we are developing new products and using new technologies in those products. For example, while we currently manufacture and sell discrete “gold box” technology, we expect that many of our sales of “gold box” technology will soon be replaced by pluggable modules. New products or modifications to existing products often take many quarters or even years to develop because of their complexity and because customer specifications sometimes change during the development cycle. We often incur substantial costs associated with the research and development and sales and marketing activities in connection with products that may be purchased long after we have incurred the costs associated with designing, creating and selling such products. In addition, due to the rapid technological changes in our market, a customer may cancel or modify a design project before we begin large-scale manufacture of the product and receive revenues from the customer. It is unlikely that we would be able to recover the expenses for cancelled or unutilized design projects. It is difficult to predict with any certainty, particularly in the present economic climate, the frequency with which customers will cancel or modify their projects, or the effect that any cancellation or modification would have on our results of operations.

As a result of our global operations, our business is subject to currency fluctuations that have adversely affected our results of operations in recent quarters and may continue to do so in the future.

Our financial results have been and will continue to be materially impacted by foreign currency fluctuations. At certain times in our history, declines in the value of the U.S. dollar versus the U.K. pound sterling have had a major negative effect on our margins and our cash flow. Despite our change in domicile from the United Kingdom to the United States in 2004 and the transfer of our assembly and test operations from Paignton, U.K. to Shenzhen, China, a significant portion of our expenses are still denominated in U.K. pounds sterling and substantially all of our revenues are denominated in U.S. dollars.

Fluctuations in the exchange rate between these two currencies and, to a lesser extent, other currencies in which we collect revenues and pay expenses will continue to have a material effect on our operating results. From the end of our fiscal year ended June 28, 2008 to the end of our fiscal year ended June 27, 2009, the U.S. dollar appreciated 17 percent relative to the U.K. pound sterling, which favorably impacted our operating results for fiscal year 2009. If the U.S dollar stays the same or depreciates relative to the U.K. pound sterling in the future, our future operating results may also be materially impacted. Additional exposure could also result should the exchange rate between the U.S. dollar and the Chinese yuan, the South Korean won, the Israeli shekel, the Swiss franc, the Thai baht or the Euro vary more significantly than they have to date.

We engage in currency hedging transactions in an effort to cover some of our exposure to U.S. dollar to U.K. pound sterling currency fluctuations, and we may be required to convert currencies to meet our obligations. Under certain circumstances, these transactions could have an adverse effect on our financial condition.

We have significant manufacturing operations in China, which exposes us to risks inherent in doing business in China.

We have transferred substantially all of pre-Avanex merger assembly and test operations, chip-on-carrier operations and manufacturing and supply chain management operations to our facility in Shenzhen, China, and have also transferred certain iterative research and development related activities from the U.K. to Shenzhen, China. The substantial portions of our in-house assembly and test and related manufacturing operations are now concentrated in our single facility in China. To be successful in China we will need to:

•	qualify our manufacturing lines and the products we produce in Shenzhen, as required by our customers;

•	attract qualified personnel to operate our Shenzhen facility; and

•	retain employees at our Shenzhen facility.

We cannot assure you that we will be able to do any of these.

Employee turnover in China is high due to the intensely competitive and fluid market for skilled labor. To operate our Shenzhen facility under these conditions, we will need to continue to hire direct manufacturing personnel, administrative personnel and technical personnel; obtain and retain required legal authorization to hire such personnel and incur the time and expense to hire and train such personnel. We are currently seeing a return of customer demand which had decreased as a result of adverse economic conditions in the preceding 18 to 24 months. Our ability to respond to this demand will, among other things, be a function of our ability to attract, train and retain skilled labor in China.

Operations in China are subject to greater political, legal and economic risks than our operations in other countries. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, employee benefits and other matters. In addition, we may not obtain or retain the requisite legal permits to continue to operate in China, and costs or operational limitations may be imposed in connection with obtaining and complying with such permits.

We have, in the past, been advised that power may be rationed in the location of our Shenzhen facility, and were power rationing to be implemented, it could have an adverse impact on our ability to complete manufacturing commitments on a timely basis or, alternatively, could require significant investment in generating capacity to sustain uninterrupted operations at the facility, which we may not be able to do successfully.

We intend to continue to export the majority of the products manufactured at our Shenzhen facility. Under current regulations, upon application and approval by the relevant governmental authorities, we will not be subject to certain Chinese taxes and will be exempt from certain duties on imported materials that are used in the manufacturing process and subsequently exported from China as finished products. However, Chinese trade regulations are in a state of flux, and we may become subject to other forms of taxation and duties in China or may be required to pay export fees in the future. In the event that we become subject to new forms of taxation or export fees in China, our business and results of operations could be materially adversely affected. We may also be required to expend greater amounts than we currently anticipate in connection with increasing production at our Shenzhen facility. Any one of the factors cited above, or a combination of them, could result in unanticipated costs or interruptions in production, which could materially and adversely affect our business.

We depend on a limited number of suppliers who could disrupt our business if they stopped, decreased, delayed or were unable to meet our demand for shipments of their products.

We depend on a limited number of suppliers of raw materials and equipment used to manufacture our products. We also depend on a limited number of contract manufacturers to manufacture certain of our products, principally Fabrinet in Thailand. Some of these suppliers are sole sources. We typically have not entered into long-term agreements with our suppliers other than Fabrinet and, therefore, these suppliers generally may stop supplying us materials and equipment at any time. Our reliance on a sole supplier or limited number of suppliers could result in delivery problems, reduced control over product pricing and quality, and an inability to identify and qualify another supplier in a timely manner. Given the recent macroeconomic downturn, some of our suppliers that may be small or undercapitalized may experience financial difficulties that could prevent them from supplying us materials and equipment.

Any supply deficiencies relating to the quality or quantities of materials or equipment we use to manufacture our products could materially adversely affect our ability to fulfill customer orders and our results of operations. As customer demand has recently increased in our markets, and in adjacent markets, lead times for the purchase of certain materials and equipment from suppliers required to meet this demand have increased and in some cases have limited our ability to rapidly respond to increased demand, and may continue to do so in the future. These conditions have been exacerbated by suppliers, customers and companies such as ourselves reducing their inventory levels in response to the economic conditions described above.

In addition, Fabrinet’s manufacturing operations are located in Thailand. Thailand has been subject to political unrest in the recent past, including the temporary interruption of service at one of its international airports, and may again experience such political unrest in the future. If Fabrinet is unable to supply us with materials or equipment, or if they are unable to ship our materials or equipment out of Thailand due to political unrest, this could materially adversely affect our ability to fulfill customer orders and our results of operations.

Fluctuations in our operating results could adversely affect the market price of our common stock.

Our revenues and other operating results are likely to fluctuate significantly in the future. The timing of order placement, size of orders and satisfaction of contractual customer acceptance criteria, as well as order or shipment delays or deferrals, with respect to our products, may cause material fluctuations in revenues. Our lengthy sales cycle, which may extend to more than one year for our telecom products, may cause our revenues and operating results to vary from period to period and it may be difficult to predict the timing and amount of any variation. Delays or deferrals in purchasing decisions by our customers may increase as we develop new or enhanced products for new markets, including data communications, industrial, research, military, consumer and biotechnology markets. Our current and anticipated future dependence on a small number of customers increases the revenue impact of each such customer’s decision to delay or defer purchases from us, or decision not to purchase products from us. Our expense levels in the future will be based, in large part, on our expectations regarding future revenue sources and, as a result, operating results for any quarterly period in which material orders fail to occur, or are delayed or deferred could vary significantly.

Because of these and other factors, quarter-to-quarter comparisons of our results of operations may not be indicative of our future performance. In future periods, our results of operations may differ, in some cases materially, from the estimates of public market analysts and investors. Such a discrepancy, or our failure to meet published financial projections, could cause the market price of our common stock to decline and you to lose all or part of your investment.

The investment of our cash balances and our investments in marketable debt securities are subject to risks which may cause losses and affect the liquidity of these investments.

At April 3, 2010, we had $55.8 million in cash, cash equivalents and restricted cash, including $4.3 million in restricted cash. We have historically invested these amounts in U.S. Treasury securities and U.S. government agency securities, corporate debt, money market funds, commercial paper and municipal bonds. Certain of these investments are subject to general credit, liquidity, market and interest rate risks. In September 2008, Lehman Brothers Holdings Inc., or Lehman, filed a petition under Chapter 11 of the U.S. Bankruptcy Code. In the quarter ended January 2, 2010, we sold a Lehman security with a par value of $0.8 million for $0.1 million. We recorded the impairment charges for the Lehman security of $0.7 million in fiscal year 2009 in other expense in our condensed consolidated statement of operations.

We may in the future experience declines in the value of our short-term investments, which we may determine to be other-than-temporary. These market risks associated with our investment portfolio may have a negative adverse effect on our results of operations, liquidity and financial condition.

We may record additional impairment charges that will adversely impact our results of operations.

We review our goodwill, intangible assets and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, and also review goodwill annually in accordance with ASC 350, Intangibles — Goodwill and Other. During the fiscal year ended June 27, 2009, we determined that the goodwill related to our New Focus and Avalon reporting units was fully impaired. Impairment of goodwill and other intangible assets for fiscal year 2009, net of $2.8 million associated with the discontinued operations of the New Focus business, amounted to $9.1 million.

In the nine months ended April 3, 2010, we recorded goodwill of $25.2 million and other intangible assets of $7.8 million, which primarily related to our acquisitions of the Newport high-power laser diodes business and Xtellus. In the event that we determine in a future period that impairment of our goodwill, intangible assets or long-lived assets exists for any reason, we would record additional impairment charges in the period such determination is made, which would adversely impact our financial position and results of operations.

We may incur additional significant restructuring charges that will adversely affect our results of operations.

In the fourth quarter of fiscal year 2009, in connection with our merger with Avanex, we accrued an aggregate of approximately $5.4 million in restructuring charges, and we anticipate an additional $2.2 million to $2.5 million in merger-related restructuring charges in fiscal year 2010. On July 4, 2009, we completed the exchange of our New Focus business to Newport for Newport’s Tucson wafer fabrication facility and we expect to incur between $0.6 million to $0.9 million in restructuring expenses in fiscal year 2010 in connection with the transfer of the Tucson manufacturing operations to our European facilities, an activity with inherent risk as to ability to execute and timing to completion.

Over the past eight years, we have enacted a series of restructuring plans and cost reduction plans designed to reduce our manufacturing overhead and our operating expenses. For example, on January 31, 2007, we adopted an overhead cost reduction plan which included workforce reductions and facility and site consolidation of our Caswell, U.K. semiconductor operations. Such charges have adversely affected, and will continue to adversely affect, our results of operations for the periods in which such charges have been, or will be, incurred. Additionally, actual costs have in the past, and may in the future, exceed the amounts estimated and provided for in our financial statements. Significant additional charges could materially and adversely affect our results of operations in the periods that they are incurred and recognized.

Our results of operations may suffer if we do not effectively manage our inventory, and we may incur inventory-related charges.

We need to manage our inventory of component parts and finished goods effectively to meet changing customer requirements. Accurately forecasting customers’ product needs is difficult. Some of our products and supplies have in the past, and may in the future, become obsolete while in inventory due to rapidly changing customer specifications or a decrease in customer demand. Largely as a result of our merger with Avanex, we also have exposure to contractual liabilities to our contract manufacturers for inventories purchased by them on our behalf, based on our forecasted requirements, which may become excess or obsolete. If we are not able to manage our inventory effectively, we may need to write down the value of some of our existing inventory or write off non-saleable or obsolete inventory, which would adversely affect our results of operations. We have from time to time incurred significant inventory-related charges. Any such charges we incur in future periods could materially and adversely affect our results of operations.

Oclaro Technology plc may not be able to utilize tax losses and other tax attributes against the receivables that arise as a result of its transaction with Deutsche Bank.

On August 10, 2005, Oclaro Technology plc purchased all of the issued share capital of City Leasing (Creekside) Limited (Creekside), a subsidiary of Deutsche Bank. We entered into this transaction primarily for the business purpose of raising money to fund our operations by realizing the economic value of certain of the deferred tax assets of Oclaro Technology plc from the third party described more fully below. In compliance with U.K. tax law, the transaction was structured to enable certain U.K. tax losses in Oclaro Technology plc to be surrendered in order to reduce U.K. taxes otherwise due on sub-lease revenue payable to Creekside. Creekside was entitled to receivables of £73.8 million (approximately $135.8 million, based on an exchange rate of $1.84 to £1.00 on September 2, 2005) from Deutsche Bank in connection with certain aircraft subleases and these payments have been applied over a two-year term to obligations of £73.1 million (approximately $134.5 million, based on an exchange rate of $1.84 to £1.00 on September 2, 2005) owed to Deutsche Bank. As a result of the completion of these transactions, Oclaro Technology plc has had available through Creekside cash of approximately £6.63 million (approximately $12.2 million, based on an exchange rate of $1.84 to £1.00 on September 2, 2005). We expect Oclaro Technology plc to utilize certain expected tax losses and other tax attributes to reduce the taxes that might otherwise be due by Creekside as the receivables are paid. In the event that Oclaro Technology plc is not able to utilize these tax losses and other tax attributes when U.K. tax returns are filed for the relevant periods (or these tax losses and other tax attributes do not arise or are successfully challenged by U.K. tax regulators), Creekside may have to pay taxes, reducing the cash available from Creekside. In the event there is a future change in applicable

U.K. tax law, Creekside and in turn Oclaro Technology plc, would be responsible for any resulting tax liabilities, which amounts could be material to our financial condition or operating results.

If our customers do not qualify our manufacturing lines or the manufacturing lines of our subcontractors for volume shipments, our operating results could suffer.

Most of our customers do not purchase products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with our customers. Our manufacturing lines have passed our qualification standards, as well as our technical standards. However, our customers also require that our manufacturing lines pass their specific qualification standards and that we, and any subcontractors that we may use, be registered under international quality standards. In addition, we have in the past, and may in the future, encounter quality control issues as a result of relocating our manufacturing lines or introducing new products to fill production. We may be unable to obtain customer qualification of our manufacturing lines or we may experience delays in obtaining customer qualification of our manufacturing lines. Such delays or failure to obtain qualifications would harm our operating results and customer relationships.

Delays, disruptions or quality control problems in manufacturing could result in delays in product shipments to customers and could adversely affect our business.

We may experience delays, disruptions or quality control problems in our manufacturing operations or the manufacturing operations of our subcontractors. As a result, we could incur additional costs that would adversely affect our gross margins, and our product shipments to our customers could be delayed beyond the shipment schedules requested by our customers, which would negatively affect our revenues, competitive position and reputation. Furthermore, even if we are able to deliver products to our customers on a timely basis, we may be unable to recognize revenues at the time of delivery based on our revenue recognition policies.

We may experience low manufacturing yields.

Manufacturing yields depend on a number of factors, including the volume of production due to customer demand and the nature and extent of changes in specifications required by customers for which we perform design-in work. Higher volumes due to demand for a fixed, rather than continually changing, design generally results in higher manufacturing yields, whereas lower volume production generally results in lower yields. In addition, lower yields may result, and have in the past resulted, from commercial shipments of products prior to full manufacturing qualification to the applicable specifications. Changes in manufacturing processes required as a result of changes in product specifications, changing customer needs and the introduction of new product lines have historically caused, and may in the future cause, significantly reduced manufacturing yields, resulting in low or negative margins on those products. Moreover, an increase in the rejection rate of products during the quality control process, before, during or after manufacture, results in lower yields and margins. Finally, manufacturing yields and margins can also be lower if we receive or inadvertently use defective or contaminated materials from our suppliers. Any reduction in our manufacturing yields will adversely affect our gross margins and could have a material impact on our operating results.

Our intellectual property rights may not be adequately protected, and they may not adequately protect our products and technology.

Our future success will depend, in large part, upon our intellectual property rights, including patents, copyrights, design rights, trade secrets, trademarks, know-how and continuing technological innovation. We maintain an active program of identifying technology appropriate for patent protection. Our practice is to require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements. These agreements acknowledge our exclusive ownership of all intellectual property developed by the individuals during their work for us and require that all proprietary information disclosed will remain confidential. Although such agreements may be binding, they may not be enforceable in full or in part in all jurisdictions and any breach of a confidentiality obligation could have a very serious effect on our business and our remedy for such breach may be limited.

Our intellectual property portfolio is an important corporate asset. The steps we have taken and may take in the future to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. We cannot assure you that our competitors will not successfully challenge the validity of our patents or design products that avoid infringement of our proprietary rights with respect to our technology. There can be no assurance that other companies are not investigating or developing other similar technologies, that any patents will be issued from any application pending or filed by us or that, if patents are issued, that the claims allowed will be sufficiently broad to deter or prohibit others from marketing similar products. In addition, we cannot assure you that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights under those patents will provide a competitive advantage to us or that our products and technology will be adequately covered by our patents and other intellectual property. Further, the laws of certain regions in which our products are or may be developed, manufactured or sold, including Asia-Pacific, Southeast Asia and Latin America, may not be enforced to protect our products and intellectual property rights to the same extent as the laws of the United States, the U.K. and continental European countries. This is especially relevant now that we have transferred certain advanced photonics solution manufacturing activities from our San Jose, California facility to Shenzhen, China and transferred all of our assembly and test operations and chip-on-carrier operations, including certain engineering-related functions, from our facilities in the U.K. to Shenzhen, China. Also relevant is that both our competitors and new Chinese companies are establishing manufacturing operations in China to take advantage of comparatively low manufacturing costs.

Our products may infringe the intellectual property rights of others which could result in expensive litigation or require us to obtain a license to use the technology from third parties, or we may be prohibited from selling certain products in the future.

Companies in the industry in which we operate frequently are sued or receive informal claims of patent infringement or infringement of other intellectual property rights. We have, from time to time, received such claims, including from competitors and from companies that have substantially more resources than us.

For example, on March 4, 2008, we filed a declaratory judgment complaint captioned Bookham, Inc. v. JDS Uniphase Corp. and Agility Communications, Inc., Civil Action No. 5:08-CV-01275-RMW, in the United States District Court for the Northern District of California, San Jose Division. Our complaint sought declaratory judgments that its tunable laser products do not infringe any valid, enforceable claim of U.S. Patent Nos. 6,658,035, 6,654,400 and 6,687,278, and that all claims of the aforementioned patents are invalid and unenforceable. On April 10, 2009, we entered into a license and settlement agreement with JDSU pursuant to which we and JDSU have settled all claims between us.

In addition, on May 27, 2009, a patent infringement action captioned QinetiQ Limited v. Oclaro, Inc., Civil Action No. 1:09-cv-00372, was filed in the United States District Court for the District of Delaware. The action alleges that we infringed United States Patent Nos. 5,410,625 and 5,428,698 and seeks a permanent injunction against all of our products found to infringe those patents, unspecified damages, costs, attorneys’ fees and other expenses. On July 16, 2009, Oclaro filed an answer to the complaint and stated counterclaims against QinetiQ Limited for judgments of invalidity and unenforceability of the patents-in-suit and seeking costs, attorneys’ fees and other expenses. On August 7, 2009, QinetiQ Limited requested that the District Court dismiss our unenforceability counterclaims and strike two of our affirmative defenses. On August 24, 2009, we filed our brief opposing QinetiQ’s request. QinetiQ Limited has since indicated to the Court that it plans to withdraw that request. On August 14, 2009, we filed a Motion to Transfer Venue, requesting that the action be transferred to the Northern District of California. On December 18, 2009, the District Court for the District of Delaware granted our Motion to Transfer Venue and transferred the action to the Northern District of California. We believe that the claims asserted against us by QinetiQ are without merit and we will continue to defend ourselves vigorously.

Third parties may in the future assert claims against us concerning our existing products or with respect to future products under development. We have entered into and may in the future enter into indemnification obligations in favor of some customers that could be triggered upon an allegation or finding that we are infringing other parties’ proprietary rights. If we do infringe a third party’s rights, we may need to negotiate with holders of those rights relevant to our business. We have from time to time received notices from third parties alleging infringement of their intellectual property and where appropriate have entered into license agreements with those third parties with respect to that intellectual property. We may not in all cases be able to resolve allegations of infringement through licensing arrangements, settlement, alternative designs or otherwise. We may take legal action to determine the validity and scope of the third-party rights or to defend against any allegations of infringement. The recent economic downturn could result in holders of intellectual property rights becoming more aggressive in alleging infringement of their intellectual property rights and we may be the subject of such claims asserted by a third party. In the course of pursuing any of these means or defending against any lawsuits filed against us, we could incur significant costs and diversion of our resources and our management’s attention. Due to the competitive nature of our industry, it is unlikely that we could increase our prices to cover such costs. In addition, such claims could result in significant penalties or injunctions that could prevent us from selling some of our products in certain markets or result in settlements that require payment of significant royalties.

If we fail to obtain the right to use the intellectual property rights of others necessary to operate our business, our ability to succeed will be adversely affected.

Certain companies in the telecommunications and optical components markets in which we sell our products have experienced frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including academic institutions and our competitors. Optical component suppliers may seek to gain a competitive advantage or other third parties, inside or outside our market, may seek an economic return on their intellectual property portfolios by making infringement claims against us. We currently in-license certain intellectual property of third parties, and in the future, we may need to obtain license rights to patents or other intellectual property held by others to the extent necessary for our business. Unless we are able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could be used to inhibit or prohibit our production and sale of existing products and our development of new products for our markets. Licenses granting us the right to use third-party technology may not be available on commercially reasonable terms, if at all. Generally, a license, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our operating results. In addition, in the event we are granted such a license it is likely such license would be non-exclusive and other parties, including competitors, may be able to utilize such technology. Our larger competitors may be able to obtain licenses or cross-license their technology on better terms than we can, which could put us at a competitive disadvantage. In addition, our larger competitors may be able to buy such technology and preclude us from licensing or using such technology.

The markets in which we operate are highly competitive, which could result in lost sales and lower revenues.

The market for fiber optic components and modules is highly competitive and such competition could result in our existing customers moving their orders to competitors. We are aware of a number of companies that have developed or are developing optical component products, including tunable lasers, pluggables, wavelength selective switches and thin film filter products, among others, that compete directly with our current and proposed product offerings.

Certain of our competitors may be able to more quickly and effectively:

•	develop or respond to new technologies or technical standards;

•	react to changing customer requirements and expectations;

•	devote needed resources to the development, production, promotion and sale of products; and

•	deliver competitive products at lower prices.

Some of our current competitors, as well as some of our potential competitors, have longer operating histories, greater name recognition, broader customer relationships and industry alliances and substantially greater financial, technical and marketing resources than we do. In addition, market leaders in industries such as semiconductor and data communications, who may also have significantly more resources than we do, may in the future enter our market with competing products. All of these risks may be increased if the market were to further consolidate through mergers or other business combinations between competitors.

We may not be able to compete successfully with our competitors and aggressive competition in the market may result in lower prices for our products and/or decreased gross margins. Any such development could have a material adverse effect on our business, financial condition and results of operations.

We generate a significant portion of our revenues internationally and therefore are subject to additional risks associated with the extent of our international operations.

For the years ended June 27, 2009, June 28, 2008 and June 30, 2007, 20 percent, 18 percent and 15 percent of our revenues, respectively, were derived from sales to customers located in the United States and 80 percent, 82 percent and 85 percent of our revenues, respectively, were derived from sales to customers located outside the United States. We are subject to additional risks related to operating in foreign countries, including:

•	currency fluctuations, which could result in increased operating expenses and reduced revenues;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	difficulty in enforcing or adequately protecting our intellectual property;

•	ability to hire qualified candidates;

•	foreign taxes;

•	political, legal and economic instability in foreign markets; and

•	foreign regulations.

Any of these risks, or any other risks related to our foreign operations, could materially adversely affect our business, financial condition and results of operations.

We may face product liability claims.

Despite quality assurance measures, defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects, including consequential damages. Such defects could, moreover, impair market acceptance of our products. Both could have a material adverse effect on our business and financial condition. In addition, we may assume product warranty liabilities related to companies we acquire, which could have a material adverse effect on our business and financial condition. In order to mitigate the risk of liability for damages, we carry product liability insurance with a $25.0 million aggregate annual limit and errors and omissions insurance with a $5.0 million annual limit. We cannot assure you that this insurance would adequately cover any or a portion of our costs arising from any defects in our products or otherwise.

If we fail to attract and retain key personnel, our business could suffer.

Our future success depends, in part, on our ability to attract and retain key personnel. Competition for highly skilled technical people is extremely intense and we continue to face difficulty identifying and hiring qualified engineers in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future success also depends on the continued contributions of our executive management team and other key management and technical personnel, each of whom would be difficult to replace. The loss of services of these or other executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on our business.

Similar to other technology companies, we rely upon stock options and other forms of equity-based compensation as key components of our executive and employee compensation structure. Historically, these components have been critical to our ability to retain important personnel and offer competitive compensation packages. The retention value of our equity incentives has declined significantly as our stock price has declined, causing many of our options to be “under water.” On December 2, 2009, we completed an option exchange program, under which certain of our key employees exchanged significantly under water options for a lesser number of options that were priced with an exercise price of $6.80 per share (after giving effect to the reverse stock split), which was the closing price of our common stock on December 2, 2009, the last day of the offer period. Without these components, we would be required to significantly increase cash compensation levels (or develop alternative compensation structures) in order to retain our key employees. Accounting rules relating to the expensing of equity compensation may cause us to substantially reduce, modify, or even eliminate, all or portions of our equity compensation programs which may, in turn, prevent us from retaining or hiring qualified employees and declines in our stock price could reduce or eliminate the retentive effects of our equity compensation programs.

In addition, none of the former Avanex, Newport and Xtellus employees now employed by us are subject to employment contracts and may decide to no longer work for us with little or no notice for a number of reasons, including dissatisfaction with our corporate culture, compensation, and new roles or responsibilities, among others.

We may not be able to raise capital when desired on favorable terms, or at all, or without dilution to our stockholders.

The rapidly changing industry in which we operate, the length of time between developing and introducing a product to market and frequent changing customer specifications for products, among other things, makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations, or be able to draw down on the $25.0 million senior secured revolving credit facility with Wells Fargo Foothill, Inc. and other lenders, or otherwise have sufficient capital resources to meet our future capital needs. If this occurs, we may need additional financing to execute on our current or future business strategies.

If we raise funds through the issuance of equity, equity-linked or convertible debt securities, our stockholders may be significantly diluted, and these newly issued securities may have rights, preferences or privileges senior to those of securities held by existing stockholders. If we raise funds through the issuance of debt instruments, the agreements governing such debt instruments may contain covenant restrictions that limit our ability to, among other things: (i) incur additional debt, assume obligations in connection with letters of credit, or issue guarantees; (ii) create liens; (iii) make certain investments or acquisitions; (iv) enter into transactions with our affiliates; (v) sell certain assets; (vi) redeem capital stock or make other restricted payments; (vii) declare or pay dividends or make other distributions to stockholders; and (viii) merge or consolidate with any entity. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, develop or enhance our products, or otherwise respond to competitive pressures and operate effectively could be significantly limited.

Risks Related to Regulatory Compliance and Litigation

Our business involves the use of hazardous materials, and we are subject to environmental and import/export laws and regulations that may expose us to liability and increase our costs.

We historically handled hazardous materials as part of our manufacturing activities. Consequently, our operations are subject to environmental laws and regulations governing, among other things, the use and handling of hazardous substances and waste disposal. This also includes the operations in our Tucson fab, which we acquired from Newport in July 2009. We do not own the Tucson facility, and are not a direct party to the lease for the facility, but we do own the manufacturing equipment, which involves the use and handling of hazardous substances and waste disposal. We may incur costs to comply with current or future environmental laws. As with other companies engaged in manufacturing activities that involve hazardous materials, a risk of environmental liability is inherent in our manufacturing activities, as is the risk that our facilities will be shut down in the event of a release of hazardous waste, or that we would be subject to extensive monetary liability. The costs associated with environmental compliance or remediation efforts or other environmental liabilities could adversely affect our business. Under applicable EU regulations, we, along with other electronics component manufacturers, are prohibited from using lead and certain other hazardous materials in our products. We could lose business or face product returns if we fail to maintain these requirements properly.

In addition, the sale and manufacture of certain of our products require on-going compliance with governmental security and import/export regulations. We may, in the future, be subject to investigation which may result in fines for violations of security and import/export regulations. Furthermore, any disruptions of our product shipments in the future, including disruptions as a result of efforts to comply with governmental regulations, could adversely affect our revenues, gross margins and results of operations.

Avanex previously experienced material weaknesses in its internal control over financial reporting. A lack of effective internal control over our financial reporting could result in an inability to report our financial results accurately, which could lead to a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed. Avanex has in the past discovered, and we may in the future discover, deficiencies, including those considered to be indicative of material weaknesses, in our internal control over financial reporting.

Our failure to implement and maintain effective internal control over financial reporting could result in a material misstatement of our financial statements or otherwise cause us to fail to meet our financial reporting obligations. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our business, financial condition, operating results and our stock price, and we could be subject to stockholder litigation. Even if we are able to implement and maintain effective internal control over financial reporting, the costs of doing may increase and our management may be required to dedicate greater time and resources to that effort.

Litigation regarding, among other things, Bookham Technology plc’s and New Focus’ initial public offering and follow-on offerings and any other litigation in which we become involved, including as a result of acquisitions or the arrangements we have with suppliers and customers, may substantially increase our costs and harm our business.

On June 26, 2001, the first of a number of securities class actions was filed in the United States District Court for the Southern District of New York against New Focus, Inc., now known as Oclaro Photonics, Inc. (New Focus), certain of its officers and directors, and certain underwriters for New Focus’ initial and secondary public offerings. A consolidated amended class action complaint, captioned In re New Focus, Inc. Initial Public Offering Securities Litigation, No. 01 Civ. 5822, was filed on April 20, 2002. The complaint generally alleges that various underwriters engaged in improper and undisclosed activities related to the allocation of shares in New Focus’ initial public offering and seeks unspecified damages for claims under the Exchange Act on behalf of a purported class of purchasers of common stock from May 17, 2000 to December 6, 2000.

The lawsuit against New Focus is coordinated for pretrial proceedings with a number of other pending litigations challenging underwriter practices in over 300 cases, as In re Initial Public Offering Securities Litigation, 21 MC 92 (SAS), including actions against Bookham Technology plc, now known as Oclaro Technology plc (Bookham Technology) and Avanex Corporation, now known as Oclaro (North America), Inc. (Avanex), and certain of each entity’s respective officers and directors, and certain of the underwriters of their public offerings. In October 2002, the claims against the directors and officers of New Focus, Bookham Technology and Avanex were dismissed, without prejudice, subject to the directors’ and officers’ execution of tolling agreements.

In 2007, a settlement between certain parties in the litigation that had been pending with the Court since 2004 was terminated by stipulation of the parties to the settlement, after a ruling by the Second Circuit Court of Appeals in six “focus” cases in the coordinated proceeding (the actions involving Bookham Technology, New Focus and Avanex are not focus cases) made it unlikely that the settlement would receive final court approval. Plaintiffs filed amended master allegations and amended complaints in the six focus cases. In 2008, the Court largely denied the focus case defendants’ motion to dismiss the amended complaints.

The parties have reached a global settlement of the litigation. On October 5, 2009, the Court entered an order certifying a settlement class and granting final approval of the settlement. Under the settlement, the insurers will pay the full amount of the settlement share allocated to New Focus, Bookham Technology and Avanex, and New Focus, Bookham Technology and Avanex will bear no financial liability. New Focus, Bookham Technology and Avanex, as well as the officer and director defendants who were previously dismissed from the action pursuant to tolling agreements, will receive complete dismissals from the case. Certain objectors have appealed the Court’s October 5, 2009 order to the Second Circuit Court of Appeals certifying the settlement class. If for any reason the settlement does not become effective, we believe that Bookham Technology, New Focus and Avanex have meritorious defenses to the claims and therefore believe that such claims will not have a material effect on our financial position, results of operations or cash flows.

On February 13, 2009, Bijan Badihian filed a complaint against Avanex Corporation, its then-CEO Giovanni Barbarossa, then interim CFO Mark Weinswig and an administrative assistant (who has since been dismissed from the action), in the Superior Court for the State of California, Los Angeles County. On June 8, 2009, after defendants filed a demurrer, plaintiff filed a First Amended Complaint adding as defendants Oclaro, Inc. as successor to Avanex, and Paul Smith, who was Chairman of the Avanex Board of Directors. On April 28, 2010 Badihian filed a Second Amended Complaint, which names Avanex, Oclaro (as successor in interest), Greg Dougherty, Joel Smith III, Paul Smith, Barbarossa, and Weinswig. Messrs. Barbarossa, Dougherty and Smith III are current members of Oclaro’s Board of Directors. The Second Amended Complaint alleges that defendants failed to disclose material facts regarding Avanex’s operational performance and future prospects, or engaged in conduct which negatively impacted those future prospects. The Second Amended Complaint alleges causes of action for (1) breach of fiduciary duty; (2) intentional misrepresentation; (3) negligent misrepresentation; (4) concealment; (5) constructive fraud; (6) intentional infliction of emotional distress; and (7) negligent infliction of emotional distress. The Second Amended Complaint seeks at least $5 million in compensatory damages plus prejudgment interest, unspecified damages for emotional distress, punitive damages, and costs. The parties are currently engaged in discovery. The Superior Court has set a trial date of January 18, 2011.

In addition, we are party to certain intellectual property infringement litigation as more fully described above under “— Risks Related to Our Business — Our products may infringe the intellectual property rights of others which could result in expensive litigation or require us to obtain a license to use the technology from third parties, or we may be prohibited from selling certain products in the future.”

Litigation is subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time could have a material adverse effect on our business, results of operations and financial condition. Any litigation to which we are subject may be costly and, further, could require significant involvement of our senior management and may divert management’s attention from our business and operations.

Some anti-takeover provisions contained in our charter, by-laws and under Delaware law could hinder business combinations with third parties.

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware prohibiting, under some circumstances, publicly held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of our outstanding voting stock. Our certificate of incorporation and bylaws contain provisions relating to the limitations of liability and indemnification of our directors and officers, dividing our board of directors into three classes of directors serving staggered three year terms and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders. In addition, our certificate of incorporation authorizes us to issue up to 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by our board of directors. All of these provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short-term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

Risks Related to Our Common Stock

A variety of factors could cause the trading price of our common stock to be volatile or to decline and we may incur significant costs from class action litigation due to our expected stock volatility.

The trading price of our common stock has been, and is likely to continue to be, highly volatile. Many factors could cause the market price of our common stock to rise and fall. In addition to the matters discussed in other risk factors included herein, some of the reasons for the fluctuations in our stock price are:

•	fluctuations in our results of operations;

•	changes in our business, operations or prospects;

•	hiring or departure of key personnel;

•	new contractual relationships with key suppliers or customers by us or our competitors;

•	proposed acquisitions by us or our competitors;

•	financial results that fail to meet public market analysts’ expectations and changes in stock market analysts’ recommendations regarding us, other optical technology companies or the telecommunication industry in general;

•	future sales of common stock, or securities convertible into or exercisable for common stock;

•	adverse judgments or settlements obligating us to pay damages;

•	future issuances of common stock in connection with acquisitions or other transactions;

•	acts of war, terrorism, or natural disasters;

•	industry, domestic and international market and economic conditions, including the global macroeconomic downturn over the last 18 to 24 months;

•	low trading volume in our stock;

•	developments relating to patents or property rights; and

•	government regulatory changes.

In connection with our acquisition of Xtellus in December 2009, approximately 3.7 million of the shares of our common stock that we issued to Xtellus stockholders are subject to sale, transfer and other disposition restrictions. The restrictions lapse on half of such shares six months after the closing date of the transaction and on the remainder of such shares 12 months after the closing date of the transaction. The sale of these shares after the restrictions lapse could negatively impact our stock price.

Since Oclaro Technology plc’s initial public offering in April 2000, Oclaro Technology plc’s American Depository Shares, or ADSs, and ordinary shares, our shares of common stock and the shares of our customers and competitors have experienced substantial price and volume fluctuations, in many cases without any direct relationship to the affected company’s operating performance. An outgrowth of this market volatility is the significant vulnerability of our stock price and the stock prices of our customers and competitors to any actual or perceived fluctuation in the strength of the markets we serve, regardless of the actual consequence of such fluctuations. As a result, the market prices for stock in these companies are highly volatile. These broad market and industry factors caused the market price of Oclaro Technology plc’s ADSs, ordinary shares, and our common stock to fluctuate, and may in the future cause the market price of our common stock to fluctuate, regardless of our actual operating performance or the operating performance of our customers.

When the market price of a stock has been volatile, as our stock price may be, holders of that stock have occasionally brought securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit of this type against us, even if the lawsuit were without merit, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management. In addition, if the suit were resolved in a manner adverse to us, the damages we could be required to pay may be substantial and would have an adverse impact on our ability to operate our business.

Investors in this offering will pay a much higher price than the book value of our common stock.

If you purchase our common stock in this offering, you will incur an immediate and substantial dilution in net tangible book value of $7.84 per share, after giving effect to the sale by us of 6,000,000 shares of common stock offered in this offering, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. In the past, we have issued options and warrants to acquire, and restricted stock units to be settled in, shares of our common stock at prices significantly below this offering price. To the extent these outstanding options and warrants are exercised, or restricted stock units are settled, you will incur additional dilution. In addition, if the underwriters exercise their over-allotment option, you will incur additional dilution.

Because we do not intend to pay dividends, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid any dividends on our common stock. We anticipate that we will retain any future earnings to support operations and to finance the development of our business and do not expect to pay cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend entirely upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

We can issue shares of preferred stock that may adversely affect your rights as a stockholder of our common stock.

Our certificate of incorporation authorizes us to issue up to 1,000,000 shares of preferred stock with designations, rights and preferences determined from time-to-time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights superior to those of holders of our common stock. For example, an issuance of shares of preferred stock could:

•	adversely affect the voting power of the holders of our common stock;

•	make it more difficult for a third party to gain control of us;

•	discourage bids for our common stock at a premium;

•	limit or eliminate any payments that the holders of our common stock could expect to receive upon our liquidation; or

•	otherwise adversely affect the market price of our common stock.

We may in the future issue additional shares of authorized preferred stock at any time.

Delaware law, our charter documents and our stockholder rights plan contain provisions that could discourage or prevent a potential takeover, even if such a transaction would be beneficial to our stockholders.

Some provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These include provisions:

•	authorizing the board of directors to issue additional preferred stock;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of stockholders;

•	prohibiting stockholder actions by written consent;

•	creating a classified board of directors pursuant to which our directors are elected for staggered three-year terms;

•	permitting the board of directors to increase the size of the board and to fill vacancies;

•	requiring a super-majority vote of our stockholders to amend our bylaws and certain provisions of our certificate of incorporation; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law which limit the right of a corporation to engage in a business combination with a holder of 15% or more of the corporation’s outstanding voting securities, or certain affiliated persons.

Although we believe that these charter and bylaw provisions, provisions of Delaware law and our stockholder rights plan provide an opportunity for the board to assure that our stockholders realize full value for their investment, they could have the effect of delaying or preventing a change of control, even under circumstances that some stockholders may consider beneficial.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our stockholders.

Our management will have broad discretion with respect to the use of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the use of these proceeds. Our management could spend the net proceeds from this offering in ways that our stockholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our common stock, to influence the manner in which the net proceeds of this offering are used. As of the date of this prospectus supplement, we plan to use the net proceeds from this offering for general corporate purposes, including working capital. The amounts actually spent by us for any specific purpose may vary significantly and will depend on a number of factors, including the progress of our cost reduction efforts, commercialization and development efforts and our possible investment in and acquisition of complementary businesses, products or technologies. In addition, our future financial performance may differ form our current expectations or our business needs may change as our business and the industry we address evolve. As a result, the net proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 6,000,000 shares of our common stock we are offering will be approximately $67.0 million ($77.2 million if the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds for general corporate purposes, including working capital. We may use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies. Our management will have significant discretion in applying the net proceeds of this offering. Pending such uses, we intend to invest the net proceeds in short-term interest bearing securities or bank deposits.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on The Nasdaq Global Market under the symbol “OCLR.” On April 29, 2010, we effected a 1-for-5 reverse split of our common stock. As a result, our common stock is temporarily trading under the symbol “OCLRD” until on or about May 28, 2010. The following table sets forth, for the fiscal quarters indicated, the high and low sale prices of our common stock as reported on The Nasdaq Global Market. All amounts in the table below have been adjusted to give effect to the reverse stock split.

	High	Low

Fiscal 2008 Quarter Ended:
September 29, 2007	$15.25	$11.10
December 29, 2007	16.95	11.10
March 29, 2008	13.15	5.65
June 28, 2008	11.40	6.55
Fiscal 2009 Quarter Ended:
September 27, 2008	10.45	5.25
December 27, 2008	6.40	1.50
March 28, 2009	2.90	1.05
June 27, 2009	6.50	1.95
Fiscal 2010 Quarter Ended:
September 26, 2009	6.20	2.70
January 2, 2010	7.65	5.10
April 3, 2010	14.50	7.25
July 3, 2010 (through May 6, 2010)	15.99	11.25

On May 6, 2010, the closing sale price of our common stock as reported on The Nasdaq Global Market was $12.68 per share.

As of May 6, 2010, there were 9,617 shareholders of record of our common stock. A substantially greater number of holders of our common stock are “street name” or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

DIVIDEND POLICY

We have never paid cash dividends on our common stock. To the extent we generate earnings, we intend to retain them for use in our business and, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, our credit facility with Wells Fargo Foothill, Inc. contains restrictions on our ability to pay cash dividends on our common stock.

DILUTION

Our net tangible book value as of April 3, 2010 was approximately $134.7 million, or $3.17 per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after this offering.

After giving effect to the sale of 6,000,000 shares of our common stock in this offering, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of April 3, 2010 would have been approximately $201.8 million, or $4.16 per share. This represents an immediate increase in net tangible book value of $0.99 per share to existing stockholders and immediate dilution in net tangible book value of $7.84 per share to new investors purchasing our common stock in this public offering. The following table illustrates this dilution on a per share basis:

Public offering price per share		$12.00
Net tangible book value per share as of April 3, 2010	$3.17
Increase in net tangible book value per share after this offering	$0.99

As adjusted net tangible book value per share after this offering		$4.16

Dilution per share to new investors participating in this offering		$7.84

The above discussion and table are based on 42,488,207 shares outstanding as of April 3, 2010. The number of shares outstanding does not include the following:

•	3,270,656 shares of common stock issuable upon exercise of options outstanding at April 3, 2010 under our stock option plans, with a weighted average exercise price of $9.15 per share;

•	753,758 shares of common stock issuable upon exercise of restricted stock units outstanding at April 3, 2010 under our stock plans;

•	1,615,935 shares of common stock reserved for issuance upon exercise of warrants outstanding at April 3, 2010, with a weighted average exercise price of $19.05 per share; and

•	100,000 shares of common stock reserved for issuance under our 2004 Employee Stock Purchase Plan as of April 3, 2010 and a total of approximately 1,069,900 shares of common stock reserved for issuance under our stock option plans.

To the extent that outstanding options or warrants are exercised, outstanding restricted stock units are settled, new options or other equity awards are issued under our stock option plans or shares of our common stock are issued under our 2004 Employee Stock Purchase Plan, you will experience further dilution.

In connection with our acquisition of Xtellus in December 2009, we issued 4.7 million shares of our common stock (giving effect to the reverse stock split), worth $33 million, $7 million of which is being held back for 18 months to support Xtellus’ indemnification obligations to us and which may be payable in cash, or, at our option, in newly issued shares of our common stock, or a combination of cash and stock. To the extent we pay in newly issued shares, you will experience further dilution.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of April 3, 2010:

•	on an actual basis; and

•	on an as adjusted basis to reflect our sale of the 6,000,000 shares of common stock offered by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and our receipt and application of the net proceeds.

	Actual	As Adjusted
	(in thousands, except
	share data)

Cash and cash equivalents	$51,476	$118,516

Stockholders’ equity:
Preferred stock, $0.01 par value; 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value; 90,000,000 shares authorized, 42,488,207 shares issued and outstanding; 48,488,207 shares issued and outstanding, as adjusted(1)	425	485
Additional paid-in capital	1,229,094	1,296,074
Accumulated other comprehensive income	29,700	29,700
Accumulated deficit	(1,090,256)	(1,090,256)

Total stockholders’ equity	168,963	236,003

Total capitalization	$168,963	$236,003

(1)	The number of shares outstanding does not include the following:

•	3,270,656 shares of common stock issuable upon exercise of options outstanding at April 3, 2010 under our stock option plans, with a weighted average exercise price of $9.15 per share;

•	753,758 shares of common stock issuable upon exercise of restricted stock units outstanding at April 3, 2010 under our stock plans;

•	1,615,935 shares of common stock reserved for issuance upon exercise of warrants outstanding at April 3, 2010, with a weighted average exercise price of $19.05 per share; and

•	100,000 shares of common stock reserved for issuance under our 2004 Employee Stock Purchase Plan as of April 3, 2010 and a total of approximately 1,069,900 shares of common stock reserved for issuance under our stock option plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of shares of our common stock to a non-U.S. holder who purchases our common stock in this offering. For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that for U.S. federal income tax purposes is not a U.S. person (other than a partnership or other pass-through entity, as discussed below). The term “U.S. person” means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

If a partnership or other pass-through entity holds common stock, the tax treatment of a partner or member in the partnership or other entity will generally depend on the status of the partner or member and upon the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities which hold shares of our common stock and partners or members in these partnerships or other entities to consult their tax advisors.

This discussion assumes that non-U.S. holders will hold shares of our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or special tax situations. Life insurance companies, U.S. expatriates, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pension funds, controlled foreign corporations within the meaning of Section 957 of the Internal Revenue Code of 1986, as amended, or the Code, passive foreign investment companies within the meaning of Section 1297 of the Code, corporations that accumulate earnings to avoid U.S. federal income tax, and investors that hold shares of common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any non-income tax consequences or any income tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Code, Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Additionally, we have not sought any ruling from the Internal Revenue Service, or IRS, with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions. We urge each prospective purchaser to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions

As discussed above under “Dividend Policy,” we do not anticipate paying any cash dividends on our common stock in the foreseeable future. If, however, we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will first constitute a return of capital and will reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of shares and may be subject to U.S. federal income tax as described below.

Any distribution that is a dividend, as described above, paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must timely provide us with an IRS Form W-8BEN (or applicable successor form) certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and attributable to a non-U.S. holder’s permanent establishment in the United States if required by an applicable tax treaty) are exempt from this withholding tax. In order to obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying this exemption. Dividends that are so effectively connected (and, if required by an applicable tax treaty, attributable to a permanent establishment), although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of specified deductions and credits. In addition, such dividends received by a corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in a tax treaty).

A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld if an appropriate claim for refund is filed with the IRS.

Gain on Disposition of Shares of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized upon the sale or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (and attributable to a permanent establishment in the United States if required by an applicable tax treaty);

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the date of disposition or the holder’s holding period for shares of our common stock. We believe that we are not currently, and we believe that we will not become, a “United States real property holding corporation” for U.S. federal income tax purposes. If we are or become a “United States real property holding corporation,” so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of shares of our common stock will be subject to U.S. federal income tax on the disposition of shares of our common stock.

If the recipient is a non-U.S. holder described in the first bullet above, the recipient will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

If the recipient is an individual non-U.S. holder described in the second bullet above, the recipient will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends or of proceeds on the disposition of shares made to a non-U.S. holder may be subject to information reporting and backup withholding at the then effective rate unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, information reporting and backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, so long as the required information is furnished to the IRS in a timely manner.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated	3,000,000
Citigroup Global Markets Inc.	1,500,000
Foros Securities LLC	900,000
Thomas Weisel Partners LLC	600,000

Total	6,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.396 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 900,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 900,000 shares of common stock.

	Per	No	Full
	Share	Exercise	Exercise

Public offering price	$12.00	$72,000,000	$82,800,000
Underwriting discounts and commissions	0.66	3,960,000	4,554,000
Proceeds, before expenses, to us	11.34	68,040,000	78,246,000

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $1.0 million. The underwriters have agreed to reimburse us for certain of these expenses.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock is quoted on The Nasdaq Global Market under the trading symbol “OCLR.” On April 29, 2010, we effected a 1-for-5 reverse split of our common stock. As a result, our common stock is temporarily trading under the symbol “OCLRD” until on or about May 28, 2010.

We and all of our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus supplement, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	the issuance of shares of common stock by us upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the applicable lock-up agreement which the underwriters have been advised in writing;

•	the transfer of shares of common stock in accordance with an existing trading plan pursuant to Rule 10b5-1 under the Exchange Act; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the 90-day restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the transferor or us.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Foros Securities LLC, one of the underwriters in this offering, was organized in May 2009 and became an SEC-registered broker-dealer and FINRA member in August 2009. This offering is the first in which it is acting as an underwriter. Foros Securities LLC is providing underwriting advisory services to us in connection with this offering and will not offer or sell shares to the public. Shares underwritten by Foros Securities LLC will be offered for sale by other underwriters or dealers participating in the offering. Foros Securities LLC has acted as our financial advisor in the past, but does not have a material relationship with us or any of our officers, directors or controlling persons, other than the contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares of common stock to the public in that Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares of common stock to the public” in relation to an shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out in this prospectus supplement.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of the shares of common stock in circumstances in which Section 21(1) of such Act does not apply to the issuer and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Jones Day, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

Grant Thornton LLP, our independent registered public accounting firm, has audited our consolidated financial statements and schedule as of June 27, 2009 and June 28, 2008, and for each of the two years in the period ended June 27, 2009. Our consolidated financial statements and schedule are incorporated by reference in reliance on Grant Thornton’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, the former independent registered public accounting firm for Bookham, Inc., has audited our consolidated financial statements and schedule as of and for the year ended June 30, 2007. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young’s report, given on their authority as experts in accounting and auditing.

Deloitte & Touche LLP, the independent registered public accounting firm for Avanex Corporation, has audited the consolidated financial statements of Avanex Corporation as of June 30, 2008 and 2007 and for each of the three years in the period ended June 30, 2008 incorporated by reference in this prospectus supplement by reference from Amendment No. 2 to Oclaro, Inc’s (formerly known as Bookham, Inc.) Registration Statement on Form S-4 (File No. 333-157528), as stated in their report (which report expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs referring to (i) Avanex’s change in method of accounting for uncertainties in income taxes upon adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, effective July 1, 2007, and in its method of accounting for defined benefit pension and other postretirement plans upon the adoption of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R) as of June 30, 2007 and (ii) Avanex’s ability to continue as a going concern) which is incorporated herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities we are offering under this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus supplement and the accompanying prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, where our SEC filings our also available. The address of the SEC’s web site is www.sec.gov. We maintain a website at www.oclaro.com. Information contained in or accessible through our website does not constitute a part of this prospectus supplement or the accompanying prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus supplement, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information in this prospectus supplement supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus supplement, while information that we file later with the SEC will automatically update and supersede the information in this prospectus supplement. We incorporate by reference into this prospectus supplement the documents listed below, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement but prior to the termination of the offering of the securities covered by this prospectus supplement (other than Current Reports on Form 8-K or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K):

•	Our Annual Report on Form 10-K for the fiscal year ended June 27, 2009, filed with the SEC on September 4, 2009, including the portions of our Definitive Proxy Statement on Schedule 14A filed with the SEC on September 4, 2009 in connection with our 2009 Annual Meeting of Stockholders to be held on October 21, 2009, incorporated by reference therein;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2009, filed with the SEC on November 9, 2009, our Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2010, filed with the SEC on February 11, 2010 and our Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2010, filed with the SEC on May 4, 2010;

•	Our Current Reports on Form 8-K filed with the SEC July 10, 2009, July 27, 2009, August 24, 2009, September 21, 2009, December 22, 2009, April 15, 2010 and April 30, 2010;

•	The description of our common stock set forth in our Current Report on Form 8-K filed on September 10, 2004, and any amendment or report filed for the purpose of updating such description; and

•	The audited consolidated financial statements of Avanex Corporation, including the audited consolidated balance sheets of Avanex Corporation as of June 30, 2008 and 2007, and the audited consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows of Avanex Corporation for each of the three years in the period ended June 30, 2008, and the notes related thereto, in Amendment No. 2 to the Company’s Registration Statement on Form S-4 (File No. 333-157528).

We will provide to each person, including any beneficial owner, to whom a prospectus supplement is delivered, without charge upon written or oral request, a copy of any or all of the information that has been incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement, including exhibits that are specifically incorporated by reference into such documents. Requests should be directed to: Oclaro, Inc., Attention: Investor Relations, 2584 Junction Avenue, San Jose, CA 95134, telephone: (408) 383-1400.

PROSPECTUS

$200,000,000

BOOKHAM, INC.

Common Stock
Preferred Stock
Debt Securities
Warrants

We may offer from time to time up to $200,000,000 aggregate dollar amount of any combination of common stock, preferred stock, debt securities and warrants at prices and on terms to be determined at or prior to the time of the offering. We may sell these securities to or through underwriters, directly to investors or through agents. We will specify the terms of the securities, and the names of any underwriters or agents in a supplement to this prospectus.

Our common stock is traded on the Nasdaq Global Market under the symbol “BKHM”.

Investing in our securities involves risks.  See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

The date of this prospectus is October 19, 2007.

You should rely only on the information contained or incorporated by reference into this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus or any prospectus supplement, regardless of the time of delivery of this prospectus or any prospectus supplement or of any sale of our securities.

PROSPECTUS SUMMARY

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may from time to time sell common stock, preferred stock, debt securities and warrants or any combination of those securities in one or more offerings up to a total dollar amount of $200,000,000. We have provided to you in this prospectus a general description of the securities that we may offer. Each time we sell securities described in this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. This prospectus, together with applicable prospectus supplements, will include all material information relating to this offering. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus or any prospectus supplement — the statement in the document having the later date modifies or supersedes the earlier statement.

As permitted by the rules and regulations of the SEC, the registration statement that contains this prospectus includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s web site or at the SEC’s offices described below under the heading “Where You Can Find Additional Information.”

You should read the entire prospectus, and any applicable prospectus supplements, carefully, especially the risks of investing in our securities discussed under “Risk Factors.”

BOOKHAM, INC.

We design, manufacture and market optical components, modules and subsystems that generate, detect, amplify, combine and separate light signals principally for use in high-performance fiber optics communications networks. We principally sell our optical component products to optical systems vendors as well as to customers in the data communications, military, aerospace, industrial and manufacturing industries. Customers for our photonics and microwave product portfolio include academic and governmental research institutions that engage in advanced research and development activities.

We operate in two business segments: (i) optics and (ii) research and industrial. Optics relates to the design, development, manufacture, marketing and sale of optical solutions for telecommunications and industrial applications. Research and industrial relates to the design, manufacture, marketing and sale of photonics and microwave solutions.

Bookham, Inc. is a Delaware corporation and was incorporated on June 29, 2004. On September 10, 2004, pursuant to a scheme of arrangement under U.K. law, Bookham, Inc., or Bookham, became the publicly traded parent company of the Bookham Technology plc group of companies, including Bookham Technology plc, a public limited company incorporated under the laws of England and Wales whose stock was previously traded on the London Stock Exchange and the Nasdaq Global Market. Our common stock is traded on the Nasdaq Global Market under the symbol “BKHM.” Pursuant to the scheme of arrangement, all outstanding ordinary shares of Bookham Technology plc were exchanged for shares of our common stock on a ten for one basis.

In connection with the scheme of arrangement, Bookham changed its corporate domicile from the United Kingdom to the United States and changed our reporting currency from U.K. pounds sterling to U.S. dollars. Our consolidated financial statements are stated in U.S. dollars as opposed to U.K. pounds sterling, which was the currency we previously used to present our financial statements. In addition, in connection with the change in domicile, we changed our fiscal year end from December 31 to the Saturday closest to June 30. Our financial statements are now prepared based on fifty-two/fifty-three week annual cycles. Our consolidated financial statements reported in U.S. dollars depict the same trends as would have been presented if we had continued to present financial statements in U.K. pounds sterling.

Bookham assumed Bookham Technology plc’s Securities and Exchange Commission, or SEC, and financial reporting history effective September 10, 2004. As a result, management deems Bookham Technology plc’s consolidated business activities prior to September 10, 2004 to represent Bookham’s consolidated business activities as if Bookham and Bookham Technology plc had historically been the same entity. References to “the Company” refer to Bookham, Inc. without its subsidiaries.

References to “we,” “our,” “us” or “Bookham” mean Bookham, Inc. and its subsidiaries as a whole, except where it is clear from the context that any of these terms relate solely to Bookham, Inc., and refers to Bookham’s consolidated business activities since September 10, 2004 and Bookham Technology plc’s consolidated business activities prior to September 10, 2004.

Unless specifically stated otherwise, all references in this document to the number of shares, per share amounts and market prices have been restated to reflect the closing of the scheme of arrangement.

Our principal executive offices are located at 2584 Junction Avenue, San Jose, California 95134 and our telephone number at that address is (408) 383-1400.

Our website is located at www.bookham.com. We have not incorporated by reference into this prospectus the information on our website and you should not consider it to be a part of this document. Our website address is included as an inactive textual reference only.

RISK FACTORS

Investing in our securities involves risk. Please see the risk factors under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended June 30, 2007 as on file with the SEC, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and any prospectus supplement we may use in connection with this prospectus, and the documents we incorporate by reference in this prospectus, include and incorporate forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference into this prospectus. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. You should read these factors and the other cautionary statements made in this prospectus, any prospectus supplement and in the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in this prospectus, any prospectus supplement and in the documents incorporated by reference. We do not assume any obligation to update any forward-looking statements.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS AND EARNINGS TO FIXED CHARGES

Our ratios of earnings to combined fixed charges and preferred dividends and earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Year			Six Months
	Ended			Ended	Fiscal Year Ended
	June 30,	July 1,	July 2,	July 3,	December 31,	December 31,
	2007	2006	2005	2004	2003	2002

Ratio of earnings to combined fixed charges and preferred stock dividends(1)	—	—	—	—	—	—

Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)	Earnings were insufficient to cover fixed charges by $82 million, $99 million, $248 million, $68 million, $129 million and $165 million for the fiscal years ended June 30, 2007, July 1, 2006, July 2, 2005, the six months ended July 3, 2004 and the fiscal years ended December 31, 2003 and December 31, 2002, respectively.

The ratio of earnings to fixed charges is computed by dividing the sum of loss from continuing operations before provision for income taxes, which does not include any income or loss from equity investees, plus fixed charges by fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs and premiums, and that portion of rental payments under operating leases we believe to be representative of interest expense.

We have not issued any preferred stock as of the date of this prospectus, and, therefore, there were no preferred stock dividends included in our calculation of ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated above. Accordingly, for these periods, our ratio of earnings to fixed charges equals our ratio of earnings to combined fixed charges and preferred stock dividends.

DILUTION

We will set forth in a prospectus supplement the following information regarding any material dilution of the equity interests of investors purchasing securities in an offering under this prospectus:

•	the net tangible book value per share of our equity securities before and after the offering;

•	the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers in the offering; and

•	the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

USE OF PROCEEDS

Unless we otherwise indicate in the applicable prospectus supplement, we currently intend to use the net proceeds from this offering primarily for working capital purposes in the ordinary course of business and general corporate purposes.

We may set forth additional information on the use of net proceeds from the sale of the securities we offer under this prospectus in a prospectus supplement relating to the specific offering. Pending the application of the net proceeds, we intend to invest the net proceeds in investment-grade, interest-bearing securities.

THE SECURITIES WE MAY OFFER

The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize the material terms and provisions of the various types of securities that we may offer. We will describe in the applicable prospectus supplement relating to any securities the particular terms of the securities offered by that prospectus supplement. If we indicate in the applicable prospectus supplement, the terms of the securities may differ from the terms we have summarized below. We will also include in the prospectus supplement information, where applicable, about material United States federal income tax considerations relating to the securities, and the securities exchange, if any, on which the securities will be listed.

We may sell from time to time, in one or more offerings:

•	common stock;

•	preferred stock;

•	debt securities; and

•	warrants to purchase any of the securities listed above.

In this prospectus, we will refer to the common stock, preferred stock, debt securities and warrants collectively as “securities.” The total dollar amount of all securities that we may issue under this prospectus will not exceed $200,000,000.

If we issue debt securities at a discount from their original stated principal amount, then, for purposes of calculating the total dollar amount of all securities issued under this prospectus, we will treat the initial offering price of the debt securities as the total original principal amount of the debt securities.

This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and preferred stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the common stock and preferred stock that we may offer under this prospectus. For the complete terms of our common stock and preferred stock, please refer to our certificate of incorporation and bylaws, which are incorporated by reference into the registration statement which includes this prospectus. The terms of our common stock and preferred stock may also be affected by Delaware law.

Authorized Capital Stock

Our authorized capital stock consists of 175,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. As of October 15, 2007, we had 83,841,944 shares of common stock outstanding and no shares of preferred stock outstanding. All of our outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

Common Stock

Under our certificate of incorporation, holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend or other rights of outstanding preferred stock. Upon our dissolution or liquidation, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the preferential or other rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Our common stock is listed on the Nasdaq Global Market under the symbol “BKHM.” On October 15, 2007, the last reported sale price for our common stock on the Nasdaq Global Market was $3.13. As of October 15, 2007, we had approximately 10,630 stockholders of record.

The transfer agent and registrar of our common stock is The Bank of New York.

Preferred Stock

Under our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the designations, rights, preferences, privileges, qualifications, limitations and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

If we decide to issue any preferred stock pursuant to this prospectus, we will distribute a prospectus supplement with regard to each series of preferred stock. The prospectus supplement will describe, as to the preferred stock to which it relates:

•	the title of the series and stated value;

•	the number of shares of the series of preferred stock offered, the liquidation preference per share, if applicable, and the offering price;

•	the applicable dividend rate(s) or amount(s), period(s) and payment date(s) or method(s) of calculation thereof;

•	the date from which dividends on the preferred stock will accumulate, if applicable;

•	any procedures for auction and remarketing;

•	any provisions for a sinking fund;

•	any applicable provision for redemption and the price or prices, terms and conditions on which preferred stock may be redeemed;

•	any securities exchange listing;

•	any voting rights and powers;

•	whether interests in the preferred stock will be represented by depository shares;

•	the terms and conditions, if applicable, of conversion into shares of our common stock, including the conversion price or rate or manner of calculation thereof;

•	a discussion of any applicable U.S. federal income tax considerations;

•	the relative ranking and preference as to dividend rights and rights upon our liquidation, dissolution or the winding up of our affairs;

•	any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of preferred stock as to dividend rights and rights upon our liquidation, dissolution or the winding up of our affairs; and

•	any other specific terms, preferences, rights, limitations or restrictions of such series of preferred stock.

Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without shareholder approval, subject to any limitations imposed by the listing standards of The Nasdaq Global Market. We may utilize these additional shares for a variety of corporate purposes, including for future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on our capital stock. The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Delaware Law and Charter and Bylaw Provisions

Anti-Takeover Provisions

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

Staggered Board of Directors

Our certificate of incorporation divides our board of directors into three classes serving staggered three-year terms. In addition, our certificate of incorporation provides that our directors may be removed only for cause by the affirmative vote of at least 75% of our shares of capital stock issued and outstanding entitled to vote. Any vacancy on our board of directors may only be filled by vote of a majority of our directors then in office, or by a sole remaining director. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire or discourage a third party from acquiring, control of our company.

Stockholder Action; Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation further provides that special meetings of the stockholders may only be called by our board of directors, chairman of the board or chief executive officer. Under our by-laws, in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with advance notice requirements. These provisions could have the effect of delaying, until the next stockholders’ meeting, stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting, and not by written consent.

Super-Majority Voting

The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation contains provisions permitted under the General Corporation Law of the State of Delaware relating to the liability of directors and officers. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty as a director, except in some circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors and officers.

DESCRIPTION OF DEBT SECURITIES

The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms we have summarized below will apply generally to any future debt securities we may offer, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. If we indicate in a prospectus supplement, the terms of any debt securities we offer under a prospectus supplement may differ from the terms we describe below.

We will issue the senior notes under the senior indenture which we will enter into with a trustee to be named in the senior indenture. We will issue the subordinated notes under the subordinated indenture which we will enter into with a trustee to be named in the subordinated indenture. We have filed forms of these documents as exhibits to the registration statement which includes this prospectus. We use the term “indentures” to refer to both the senior indenture and the subordinated indenture. The indentures will be qualified under the Trust Indenture Act of 1939, as amended. We use the term “trustee” to refer to either the senior trustee or the subordinated trustee, as applicable.

The following summaries of material provisions of the senior notes, the subordinated notes and the applicable indentures are subject to, and qualified in their entirety by reference to, the provisions of the indenture applicable to a particular series of debt securities. Except as we may otherwise indicate, the terms of the senior indenture and the subordinated indenture are identical.

We conduct some of our operations through our subsidiaries. Our rights and the rights of our creditors, including holders of debt securities, to the assets of any subsidiary of ours upon that subsidiary’s liquidation or reorganization or otherwise would be subject to the prior claims of that subsidiary’s creditors, except to the extent that we may be a creditor with recognized claims against the subsidiary. Our subsidiaries’ creditors would include trade creditors, debt holders, secured creditors and taxing authorities. Except as we may provide in a prospectus supplement, neither the debt securities nor the indentures restrict us or any of our subsidiaries from incurring indebtedness.

General

We will describe in the applicable prospectus supplement the following terms relating to a series of notes:

•	the title of the security of the series;

•	any limit on the aggregate principal amount that may be authenticated and delivered;

•	whether or not we will issue the series of notes in global form, and, if so, who the depositary will be;

•	the maturity date;

•	the interest rate or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable, the place of payment and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the notes will be secured or unsecured, and the terms of any secured debt;

•	whether or not the notes will be senior or subordinated and the terms of subordination;

•	whether or not the series will be convertible into shares of common stock;

•	the terms of the subordination of any series of subordinated debt;

•	the place where payments will be payable;

•	our right, if any, to extend payment of interest and the maximum length of any such extension;

•	the date, if any, after which, and the price at which, we may, at our option, redeem the series of notes pursuant to any redemption provisions;

•	the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of notes;

•	a discussion on any material or special United States federal income tax considerations applicable to the notes;

•	the amount payable upon declaration of acceleration of maturity, if other than the principal amount;

•	the form of the securities, including the form of the certificate of authentication;

•	description of events of default;

•	the denominations in which we will issue the series of notes, if other than denominations of $1,000 and any integral multiple thereof; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities.

Conversion or Exchange Rights

We will set forth in the applicable prospectus supplement the terms on which a series of notes may be convertible into or exchangeable for common stock or other securities of ours. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of common stock or other securities of ours that the holders of the series of notes receive would be subject to adjustment.

Consolidation, Merger or Sale

The indentures do not contain any covenant which restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor to or acquirer of such assets must assume all of our obligations under the indentures or the notes, as appropriate.

Events of Default Under the Indenture

The following are events of default under the indentures with respect to any series of notes that we may issue:

•	if we fail to pay interest when due and our failure continues for 90 days and the time for payment has not been extended or deferred;

•	if we fail to pay the principal, or premium, if any, when due and the time for payment has not been extended or delayed;

•	if we fail to observe or perform any other covenant contained in the notes or the indentures, other than a covenant specifically relating to another series of notes, and our failure continues for 90 days after we receive notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding notes of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur to us.

If an event of default with respect to notes of any series occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series, by notice to us in writing, and to the trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, on and accrued interest, if any, on the notes due and payable immediately.

The holders of a majority in principal amount of the outstanding notes of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any waiver shall cure the default or event of default.

Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of notes, unless such holders have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the notes of that series, provided that:

•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•	subject to its duties under the Trust Indenture Act, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the notes of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies, if:

•	the holder has given written notice to the trustee of a continuing event of default with respect to that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes of that series have made written request, and such holders have offered reasonable indemnity to the trustee to institute the proceeding as trustee; and

•	the trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding notes of that series other conflicting directions within 60 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder of notes if we default in the payment of the principal or, or the premium, if any, or interest on, the notes.

Modification of Indenture; Waiver

We and the trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture; and

•	to change anything that does not materially adversely affect the interests of any holder of notes of any series.

In addition, under the indentures, the rights of holders of a series of notes may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding notes of each series that is affected. However, we and the trustee may only make the following changes with the consent of each holder of any outstanding notes affected:

•	extending the fixed maturity of the series of notes;

•	reducing the principal amount, reducing the rate of interest, or any premium payable upon the redemption of any notes; or

•	reducing the minimum percentage of notes, the holders of which are required to consent to any amendment.

Discharge

Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for obligations to:

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agencies;

•	hold monies for payment in trust;

•	compensate and indemnify the trustee; and

•	appoint any successor trustee.

In order to exercise our rights to be discharged, we must deposit with the trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer

We will issue the notes of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue notes of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depositary named by us and identified in a prospectus supplement with respect to that series. See “Legal Ownership of Securities” for a further description of the terms relating to any book-entry securities.

At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the notes of any series can exchange the notes for other notes of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the notes may present the notes for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the notes that the holder presents for transfer or exchange, we will not require any payment for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any notes. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the notes of each series.

If we elect to redeem the notes of any series, we will not be required to:

•	issue, register the transfer of, or exchange any notes of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any notes that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any notes so selected for redemption, in whole or in part, except the unredeemed portion of any notes we are redeeming in part.

Information Concerning the Trustee

The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of notes unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any notes on any interest payment date to the person in whose name the notes, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest payment.

We will pay principal of, and any premium and interest on the notes of, a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, we will make interest payments by check which we will mail to the holder. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the trustee in The City of New York as our sole paying agent for payments with respect to notes of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the notes of a particular series. We will maintain a paying agent in each place of payment for the notes of a particular series.

All money we pay to a paying agent or the trustee for the payment of the principal of, or any premium or interest on, any notes which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

Governing Law

The indentures and the notes will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act is applicable.

Subordination of Subordinated Notes

The subordinated notes will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated notes which we may issue. It also does not limit us from issuing any other secured or unsecured debt.

DESCRIPTION OF WARRANTS

The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. If we indicate in the prospectus supplement, the terms of any warrants offered under that prospectus supplement may differ from the terms described below. Specific warrant agreements will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement which includes this prospectus.

General

We may issue warrants for the purchase of common stock, preferred stock or debt securities in one or more series. We may issue warrants independently or together with common stock, preferred stock and debt securities, and the warrants may be attached to or separate from these securities.

We will evidence each series of warrants by warrant certificates that we will issue under a separate agreement. We will enter into the warrant agreement with a warrant agent. Each warrant agent will be a bank that we select which has its principal office in the United States and a combined capital and surplus of at least $50,000,000. We will indicate the name and address of the warrant agent in the applicable prospectus supplement relating to a particular series of warrants.

We will describe in the applicable prospectus supplement the terms of the series of warrants, including:

•	the offering price and aggregate number of warrants offered;

•	the currency for which the warrants may be purchased;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at, and currency in which, this principal amount of debt securities may be purchased upon such exercise;

•	in the case of warrants to purchase common stock, the number of shares of common stock purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon such exercise;

•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;

•	the terms of any rights to redeem or call the warrants;

•	any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the manner in which the warrant agreement and warrants may be modified;

•	federal income tax consequences of holding or exercising the warrants;

•	the terms of the securities issuable upon exercise of the warrants; and

•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including:

•	in the case of warrants to purchase debt securities, the right to receive payments of principal of, or premium, if any, or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•	in the case of warrants to purchase common stock or preferred stock, the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to 5:00 P.M. Eastern Standard Time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent.

Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

Enforceability of Rights by Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

LEGAL OWNERSHIP OF SECURITIES

We can issue securities in registered form or in the form of one or more global securities. We describe global securities in greater detail below. We refer to those persons who have securities registered in their own names on the books that we or any applicable trustee maintain for this purpose as the “holders” of those securities. These persons are the legal holders of the securities. We refer to those persons who, indirectly through others, own beneficial interests in securities that are not registered in their own names as “indirect holders” of those securities. As we discuss below, indirect holders are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect holders.

Book-Entry Holders

We may issue securities in book-entry form only, as we will specify in the applicable prospectus supplement. This means securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, which are referred to as participants, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

Only the person in whose name a security is registered is recognized as the holder of that security. Securities issued in global form will be registered in the name of the depositary or its nominee. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which will in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

As a result, investors in a book-entry security will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities.

Street Name Holders

We may terminate a global security or issue securities in non-global form. In these cases, investors may choose to hold their securities in their own names or in “street name.” Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

Legal Holders

Our obligations, as well as the obligations of any applicable trustee and of any third parties employed by us or a trustee, run only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, we may want to obtain the approval of the holders to amend an indenture, to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture or for other purposes. In such an event, we would seek approval only from the holders, and not the indirect holders, of the securities. Whether and how the holders contact the indirect holders is up to the holders.

Special Considerations For Indirect Holders

If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

A global security is a security held by a depositary which represents one or any other number of individual securities. Generally, all securities represented by the same global securities will have the same terms.

Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under “— Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

Special Considerations For Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a holder of securities and instead deal only with the depositary that holds the global security.

If securities are issued only in the form of a global security, an investor should be aware of the following:

•	an investor cannot cause the securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

•	an investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe above under “— Legal Holders”;

•	an investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

•	an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	the depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and any applicable trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

•	the depositary may, and we understand that DTC will, require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well; and

•	financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When A Global Security Will Be Terminated

In a few special situations described below, the global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors above.

The global security will terminate when the following special situations occur:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

•	if we notify any applicable trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to securities represented by that global security and has not been cured or waived.

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary, and not we or any applicable trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	in “at the market offerings,” within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange or otherwise;

•	directly to investors; or

•	through a combination of these methods of sale.

We will set forth in a prospectus supplement the terms of the offering of the securities, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the securities offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	the public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

Underwriters and Agents

If we use underwriters for a sale of the securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if they purchase any of the securities of that series. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship.

We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

Direct Sales

We may also sell securities directly to one or more purchasers without using underwriters or agents.

Trading Markets and Listing of Securities

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which is listed on the Nasdaq Global Market. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

Stabilization Activities

In connection with an offering, an underwriter may purchase and sell the securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional securities from us in the offering, if any. If the underwriters have an over-allotment option to purchase additional securities from us, the underwriters may close out any covered short position by either exercising their over-allotment option or purchasing securities in the open market. In determining the source of securities to close out the covered short position, the underwriters may consider, among other things, the price of the securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. “Naked” short sales are any sales in excess of such option or where the underwriters do not have an over-allotment option. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

Accordingly, to cover these short sales positions or to otherwise stabilize or maintain the price of the securities, the underwriters may bid for or purchase securities in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if securities previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. The impositions of a penalty bid may also effect the price of the securities to the extent that it discourages resale of the securities. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Any underwriters who are qualified market makers on the Nasdaq Global Market may engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M. Passive Market Makers must comply with the applicable volume, price and other limitations of Rule 103.

VALIDITY OF SECURITIES

The validity of the securities covered by this prospectus will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts.

EXPERTS

Ernst & Young LLP, San Jose, California, independent registered public accounting firm, has audited our consolidated financial statements and schedule as of and for the years ended June 30, 2007 and July 1, 2006 included in our Annual Report on Form 10-K for the year ended June 30, 2007, and the effectiveness of our internal control over financial reporting as of June 30, 2007, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule for the years ended June 30, 2007 and July 1, 2006 are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, Reading, England, independent registered public accounting firm, has audited our consolidated financial statements and schedule for the year ended July 2, 2005, included in our Annual Report on Form 10-K for the year ended June 30, 2007, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule for the year ended July 2, 2005 are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available to you on the SEC’s Internet site.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our securities, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. Any information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the shares covered by this prospectus.

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2007;

•	Our Current Report on Form 8-K filed with the SEC on August 6, 2007;

•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on September 14, 2007;

•	All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

•	The description of our capital stock contained in our Current Report on Form 8-K dated September 10, 2004, including any amendment or report filed for the purpose of updating such description.

You may request a free copy of any of the documents incorporated by reference into this prospectus by writing or telephoning us at the following address:

Bookham, Inc.,
c/o Corporate Secretary
2584 Junction Avenue
San Jose, California 95134
(408) 383-1400

You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement or that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.